# Washington Mutual Asset-Backed Certificates WMABS Series 2007-HE1 Trust

Issuing Entity

## $269,652,000
## (+/-5% Approximate)

## WaMu Asset Acceptance Corp.
Depositor

## Washington Mutual Mortgage Securities Corp.
Sponsor and Seller

## Washington Mutual Bank
Servicer

## WaMu Capital Corp.
(Manager)


**WaMu Capital Corp.**

A Washington Mutual, Inc. Company

Important Notice About Information Presented in this
Preliminary Term Sheet

The depositor has filed a registration statement (including a prospectus) with the SEC for the offering to which this preliminary term sheet relates.  Before you invest, you should read the prospectus in that registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor and this offering.  You may obtain the documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the depositor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you so request by calling toll-free 1-800-667-9569.

This preliminary term sheet is not required to contain all of the information that is required to be included in the base prospectus and the prospectus supplement.

The information in this preliminary term sheet is preliminary and is subject to completion or change.

The information in this preliminary term sheet supersedes information contained in any prior communication relating to these securities.

Numerous assumptions were used in preparing this preliminary term sheet which may or may not be stated herein.  This preliminary term sheet should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

This preliminary term sheet is not an offer to sell or a solicitation of any offer to buy nor shall there be any sale of the securities discussed in this preliminary term sheet in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Please be advised that asset-backed securities may not be appropriate for all investors.  Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk.  Investors should fully consider the risk of an investment in these securities.

This preliminary term sheet is being delivered to you solely to provide you with information about the offering of the asset-backed securities referred to in this preliminary term sheet and to solicit an indication of your interest in purchasing such securities, when, as and if issued.  Any such indication of interest will not constitute a contractual commitment by you to purchase any of the securities. You may withdraw your indication of interest at any time.

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# $269,652,000
## (+/- 5% Approximate)

# Washington Mutual Asset-Backed Certificates WMABS Series 2007-HE1 Trust

| Class[1,2] | Principal Balance($) | Expected Rating S&P/Moody's | Assumed Final Distribution Date | Certificate Type |
|---|---|---|---|---|
| | | | | |
| I-A[3] | $115,217,000 | AAA/Aaa | November 25, 2036 | Floating Rate Senior |
| II-A-1 | 58,117,000 | AAA/Aaa | November 25, 2036 | Floating Rate Senior |
| II-A-2 | 37,122,000 | AAA/Aaa | November 25, 2036 | Floating Rate Senior |
| II-A-3 | 5,293,000 | AAA/Aaa | November 25, 2036 | Floating Rate Senior |
| M-1 | 12,231,000 | AA+/Aa1 | November 25, 2036 | Floating Rate Subordinate |
| M-2 | 9,813,000 | AA/Aa2 | November 25, 2036 | Floating Rate Subordinate |
| M-3 | 6,116,000 | AA-/Aa3 | November 25, 2036 | Floating Rate Subordinate |
| M-4 | 5,120,000 | A+/A1 | November 25, 2036 | Floating Rate Subordinate |
| M-5 | 4,836,000 | A/A2 | November 25, 2036 | Floating Rate Subordinate |
| M-6 | 4,693,000 | A-/A3 | November 25, 2036 | Floating Rate Subordinate |
| M-7 | 4,267,000 | BBB+/Baa1 | November 25, 2036 | Floating Rate Subordinate |
| M-8 | 3,271,000 | BBB/Baa2 | November 25, 2036 | Floating Rate Subordinate |
| M-9 | 3,556,000 | BBB-/Baa3 | November 25, 2036 | Floating Rate Subordinate |
| B-1[3] | 3,982,000 | BB+/Ba1 | November 25, 2036 | Floating Rate Subordinate |
| B-2[3] | 3,271,000 | BB/Ba2 | November 25, 2036 | Floating Rate Subordinate |
| **Total** | **$276,905,000** | | | |

(1)   The Class I-A Certificates will be backed primarily by the Group I Mortgage Loans. The Class II-A-1, Class II-A-2  and Class II-A-3 Certificates will be backed primarily by the Group II Mortgage Loans. The Class M and Class B Certificates (as defined herein) will be backed by the cash flows from the Mortgage Loans.   The principal balance of each class of the Certificates is subject to a 5% variance.

(2)   The Certificates are priced to a 10% Clean-up Call.  The margin on the Class I-A, Class II-A-1, Class II-A-2 and Class II-A-3 Certificates will be equal to 2.0x the original margin beginning on the first Distribution Date after the 10% Clean-up Call may first be exercised.  The margin on the Class M and Class B Certificates will be equal to 1.5x the original margin beginning on the first Distribution Date after which the 10% Clean-up Call may first be exercised.

(3)   Not offered hereby.

| | |
|---|---|
| *Depositor:* | WaMu Asset Acceptance Corp. |
| *Sponsor and Seller:* | Washington Mutual Mortgage Securities Corp. |
| *Issuing Entity:* | Washington Mutual Asset-Backed Certificates WMABS Series 2007-HE1 Trust. The Issuing Entity is also referred to herein as the "**Trust**." |
| *Originators:* | The following entities originated at least 10% of the mortgage loans (by aggregate scheduled principal balance of the mortgage loans as of Cut-off Date): CIT Group/Consumer Finance, Inc., CIT Group/Consumer Finance, Inc. (NY) and CIT Group/Consumer Finance, Inc. (TN), collectively, approximately 60.93%, Master Financial, Inc., approximately 15.69%, and People's Choice Home Loan, Inc., approximately 12.39%. No other entity originated more than 10% of the mortgage loans. |
| *Servicer:* | Washington Mutual Bank. |
| *Servicing Fee Rate:* | 0.50% per annum. |
| *Manager:* | WaMu Capital Corp. |
| *Trustee:* | LaSalle Bank National Association |
| *Delaware Trustee:* | Christiana Bank & Trust Company |
| *Trustee Fee Rate:* | 0.0125% per annum. The Trustee will retain interest earned on amounts in the distribution account prior to any Distribution Date as part of its compensation. |
| *Swap Counterparty:* | [TBD]. |
| *Group I Certificates:* | The Class I-A Certificates. |
| *Group II Certificates*: | The Class II-A-1, Class II-A-2 and Class II-A-3 Certificates. |
| *Class A Certificates:* | The Group I Certificates and the Group II Certificates. |
| *Class M Certificates:* | The Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates. |
| *Class B Certificates:* | The Class B-1 and Class B-2 Certificates. |
| *Certificates:* | The Class A, Class M and Class B Certificates. |
| *Federal Tax Status:* | The Certificates will represent ownership of REMIC regular interests and an undivided right to receive any Net WAC Rate Carryover Amounts for tax purposes. |
| *Registration:* | The Certificates will be available in book-entry form through the Depository Trust Company and, upon request, through Clearstream, Luxembourg and the Euroclear System. The Class B Certificates will be available through the PORTAL system. The Certificates will be issued in minimum denominations of $25,000 original certificate principal balance and integral multiples of $1 in excess thereof. |

| | |
|---|---|
| Unregistered Securities: | The Class B Certificates will not be registered under the Securities Act of 1933 in reliance on the exemption provided by Rule 144A. Investors will be deemed to have represented that they are Qualified Institutional Buyers ("QIBs") as defined in Rule 144A. |
| *Cut-off Date:* | December 1, 2006. |
| *Expected Pricing Date:* | Week of January 8, 2007. |
| *Expected Closing Date:* | On or about January 16, 2007. |
| *Expected Settlement Date:* | On or about January 16, 2007. |
| *Distribution Date:* | The 25th day of each month (or if such day is not a business day, the next succeeding business day) commencing in January 2007. |
| *Final Scheduled Distribution Date:* | November 2036. The actual final Distribution Date for each class of the Certificates may be earlier or later, and could be substantially earlier, than the Distribution Date in November 2036. |
| *Due Period:* | With respect to any Distribution Date, the period commencing on the $2^{nd}$ day of the month preceding the month in which the Distribution Date occurs and ending on the $1^{st}$ day of the month in which such Distribution Date occurs. |
| *Prepayment Period:* | With respect to any Distribution Date, (i) the period commencing on the $15^{th}$ day of the month preceding the month in which the Distribution Date occurs (or in the case of the first Distribution Date, the Cut-off Date) and ending on the $14^{th}$ day of the month in which such Distribution Date occurs, for purposes of prepayments in full; and (ii) the calendar month immediately preceding the month in which the Distribution Date occurs, for any other purpose. |
| *Accrued Interest:* | The price to be paid by investors for the Certificates will not include accrued interest (settling flat). |
| *Interest Accrual Period:* | With respect to each Distribution Date, the period commencing on the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 basis). |
| *ERISA Eligibility:* | It is expected that the Class A and Class M Certificates may be purchased by a pension or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974 or Section 4975 of the Internal Revenue Code of 1986, as amended, so long as the conditions of certain class exemptions are met. Investors should consult their own advisors. |
| *SMMEA Eligibility:* | None of the Certificates is expected to be SMMEA eligible. |
| *Clean-up Call:* | The terms of the transaction will allow for a clean-up call of the Mortgage Loans and the retirement of the Certificates, which may be exercised by the Servicer, on the Distribution Date following the determination date in which the aggregate stated principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate stated principal balance of the Mortgage Loans as of the Cut-off Date. |

| | |
|---|---|
| *Mortgage Loans:* | The mortgage loans will consist of a pool of fixed-rate and adjustable-rate, one- to four-family, first and second lien residential mortgage loans. The description of the mortgage loans is on the basis of their scheduled principal balances as of the Cut-off Date. As of the Cut-off Date, the mortgage loans expected to be delivered to the Trust on the Closing Date have an aggregate scheduled principal balance of approximately $284,442,108 of which: (i) approximately $151,901,868 consist of a pool of conforming balance, first and second lien, fixed-rate and adjustable-rate mortgage loans (the "***Group I Mortgage Loans***") and (ii) approximately $132,540,240 consist of a pool of conforming and non-conforming balance, first and second lien, fixed-rate and adjustable-rate mortgage loans (the "***Group II Mortgage Loans***" and together with the Group I Mortgage Loans, the "***Mortgage Loans***"). The Mortgage Loans have the characteristics described on Exhibit A. |
| *Adjusted Net Mortgage Rate:* | With respect to any Mortgage Loan, the mortgage rate for such Mortgage Loan less the sum of (i) the servicing fee rate and (ii) the trustee fee rate. |
| *Adjusted Net Maximum Mortgage Rate:* | With respect to any Mortgage Loan, the maximum mortgage rate for such Mortgage Loan (or the mortgage rate for such Mortgage Loan, if such Mortgage Loan has a fixed rate) less the sum of (i) the servicing fee rate and (ii) the trustee fee rate. |
| *Pass-Through Rate:* | With respect to each class of Certificates on any Distribution Date, a per annum rate equal to the lesser of (i) the related Formula Rate and (ii) the related Net WAC Rate. |
| *Formula Rate:* | With respect to each class of Certificates, a per annum rate equal to the lesser of (i) One Month LIBOR plus the related margin for such class and (ii) the related Maximum Cap. |
| *Group I Net WAC Rate:* | With respect to any Distribution Date (other than the first Distribution Date) and the Group I Certificates, a per annum rate equal to (A) the weighted average of the Adjusted Net Mortgage Rates of the Group I Mortgage Loans (adjusted for principal payments distributed on a prior distribution date) less (B) the annualized percentage equivalent of a fraction, (i) the numerator of which is equal to the net swap payment (including any swap termination payment other than those triggered by a Swap Counterparty trigger event), if any, made to the Swap Counterparty allocable to the Group I Mortgage Loans and (ii) the denominator of which is the aggregate stated principal balance of the Group I Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis). |
| *Group II Net WAC Rate:* | With respect to any Distribution Date (other than the first Distribution Date) and the Group II Certificates, a per annum rate equal to (A) the weighted average of the Adjusted Net Mortgage Rates of the Group II Mortgage Loans (adjusted for principal payments distributed on a prior distribution date) less (B) the annualized percentage equivalent of a fraction, (i) the numerator of which is equal to the net swap payment (including any swap termination payment other than those triggered by a Swap Counterparty trigger event), if any, made to the Swap Counterparty allocable to the Group II Mortgage Loans, and (ii) the denominator of which is the aggregate stated principal |

balance of the Group II Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

*Subordinate Net WAC Rate:*

With respect to any Distribution Date (other than the first Distribution Date) and the Class M and Class B Certificates, a per annum rate equal to the weighted average (weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group as of the due date in the month preceding the month of such distribution date (adjusted for principal payments distributed on a prior distribution date) the principal balance of the related Class A Certificates), of (i) the Group I Net WAC Rate and (ii) the Group II Net WAC Rate.

*Group I Maximum Cap Rate:*

With respect to the Group I Certificates, a per annum rate equal to the product of (A) the weighted average of the Adjusted Net Maximum Mortgage Rates of the Group I Mortgage Loans (adjusted for principal payments distributed on a prior distribution date) and (B) the quotient (i) the numerator of which is aggregate stated principal balance of the Mortgage Loans and (ii) the denominator of which is the aggregate principal balance of the Certificates, plus the annualized percentage equivalent of a fraction, (x) the numerator of which is equal to any net swap payment received from the Swap Counterparty less any net swap payment (including any swap termination payment other than those triggered by a Swap Counterparty trigger event) made to the Swap Counterparty and (y) the denominator of which is the aggregate principal balance of the Certificates (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

*Group II Maximum Cap Rate:*

With respect to the Group II Certificates, a per annum rate equal to the product of (A) the weighted average of the Adjusted Net Maximum Mortgage Rates of the Group II Mortgage Loans (adjusted for principal payments distributed on a prior distribution date) and (B) the quotient (i) the numerator of which is aggregate stated principal balance of the Mortgage Loans and (ii) the denominator of which is the aggregate balance of the Certificates, plus the annualized percentage equivalent of a fraction, (x) the numerator of which is equal to any net swap payment received from the Swap Counterparty less any net swap payment (including any swap termination payment other than those triggered by a Swap Counterparty trigger event) made to the Swap Counterparty and (y) the denominator of which is the aggregate principal balance of the Certificates (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

*Subordinate Maximum Cap Rate:*

With respect to the Class M and Class B Certificates, a per annum rate equal to the weighted average (weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group as of the due date in the month preceding the month of such distribution date (adjusted for principal payments distributed on a prior distribution date) the principal balance of the related Class A Certificates) of the Group I Maximum Cap Rate and the Group II Maximum Cap Rate.

*Net WAC Rate*
*Carryover Amount:*　With respect to any class of Certificates on any Distribution Date on which the Pass-Through Rate for such class of Certificates is limited by the related Net WAC Rate, an amount equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such class based on the related Formula Rate over (b) the amount of interest actually accrued on such class based on the related Net WAC Rate, and (ii) the unpaid portion of any related Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest thereon at the related Formula Rate.  With respect to any class of Certificates on any Distribution Date on which the Pass-Through Rate for such class of Certificates is the related Formula Rate, the unpaid portion of any related Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest thereon at the related Formula Rate.  Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.

*Group I Interest*
*Distribution Amount:*　With respect to any Distribution Date, an amount equal to the sum of (a) the portion of available funds attributable to interest received or advanced with respect to the Group I Mortgage Loans and (b) compensating interest paid by the Servicer with respect to the Group I Mortgage Loans.

*Group II Interest*
*Distribution Amount:*　With respect to any Distribution Date, an amount equal to the sum of (a) the portion of available funds attributable to interest received or advanced with respect to the Group II Mortgage Loans and (b) compensating interest paid by the Servicer with respect to the Group II Mortgage Loans.

*Group I Principal*
*Allocation Percentage:*　With respect to any Distribution Date, the principal remittance amount for the Group I Mortgage Loans divided by the aggregate principal remittance amount for all of the Mortgage Loans.

*Group II Principal*
*Allocation Percentage:*　With respect to any Distribution Date, the principal remittance amount for the Group II Mortgage Loans divided by the aggregate principal remittance amount for all of the Mortgage Loans.

*Group I and Group II*
*Principal Distribution*
*Amounts:*　With respect to any Distribution Date, generally an amount determined by multiplying the related Group I Principal Allocation Percentage or Group II Principal Allocation Percentage by the aggregate principal remittance amount for the Mortgage Loans.

*Group I Senior*
*Principal Distribution*
*Amount:*　With respect to any Distribution Date, an amount equal to the lesser of (I) the aggregate principal balance of the Group I Certificates immediately prior to such Distribution Date and (II) the excess of (x) the aggregate principal balance of the Group I Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 51.70% and (ii) the aggregate stated principal balance of the Group I Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received

during the related Prepayment Period) and (B) the aggregate stated principal balance of the Group I Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) minus 0.50% of the aggregate stated principal balance of the Group I Mortgage Loans as of the Cut-off Date.

*Group II Senior Principal Distribution Amount:*

With respect to any Distribution Date, an amount equal to the lesser of (I) the aggregate principal balance of the Group II Certificates immediately prior to such Distribution Date and (II) the excess of (x) the aggregate principal balance of the Group II Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 51.70% and (ii) the aggregate stated principal balance of the Group II Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (B) the aggregate stated principal balance of the Group II Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) minus 0.50% of the aggregate stated principal balance of the Group II Mortgage Loans as of the Cut-off Date.

*Overcollateralization Target Amount:*

With respect to any Distribution Date:
(i)   prior to the Stepdown Date, 2.65% of the aggregate stated principal balance of the Mortgage Loans as of the Cut-off Date; and,
(ii)  on or after the Stepdown Date, the greater of:
      (a) the lesser of (x) 2.65% of the aggregate stated principal balance of the Mortgage Loans as of the Cut-off Date and (y) 5.30% of the current aggregate stated principal balance of the Mortgage Loans; and
      (b) 0.50% of the aggregate stated principal balance of the Mortgage Loans as of the Cut-off Date (the "*OC Floor*"); provided however, that on any Distribution Date on which a Trigger Event is in effect, the Overcollateralization Target Amount will be equal to the Overcollateralization Target Amount as of the preceding Distribution Date.

*Stepdown Date:*

The earlier to occur of:
(i)   the Distribution Date following the Distribution Date on which the aggregate principal balance of the Class A Certificates has been reduced to zero; and,
(ii)  the later to occur of
      (x) the Distribution Date occurring in January 2010 and
      (y) the first Distribution Date on which the Credit Enhancement Percentage is greater than or equal to 48.30%.

*Credit Enhancement:*

Consists of the following:
      1) Monthly Excess Cashflow;
      2) Overcollateralized Amount;
      3) Subordination; and
      4) Net swap payments received from the Swap Counterparty (if any).

*Monthly Excess Cashflow*: With respect to any Distribution Date, an amount equal to the available funds remaining after priorities (I) and (II) under "Priority of Distributions."

*Overcollateralized Amount:* With respect to any Distribution Date, the excess of the aggregate stated principal balance of the Mortgage Loans on the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) over the aggregate principal balance of the Class A, Class M, Class B and Class P Certificates (not offered hereby) (assuming that 100% of the aggregate principal remittance amount is applied as a principal payment on such Distribution Date). On the Closing Date, the Overcollateralized Amount will be fully funded at approximately 2.65% of the aggregate stated principal balance of the Mortgage Loans as of the Cut-off Date. To the extent the Overcollateralized Amount is reduced below the Overcollateralization Target Amount, Monthly Excess Cashflow will be distributed to the Certificates as described below to build the Overcollateralized Amount until the Overcollateralization Target Amount is reached.

*Credit Enhancement Percentage:* With respect to any Distribution Date an amount equal to (i) the sum of (a) the aggregate principal balance of the Class M and Class B Certificates and (b) the Overcollateralized Amount divided by (ii) the aggregate stated principal balance of the Mortgage Loans.

*Delinquency Trigger Event:* With respect to any Distribution Date on or after the Stepdown Date, if the percentage of aggregate stated principal balance of (i) Mortgage Loans delinquent 60 days or more, (ii) REO properties and (iii) Mortgage Loans in foreclosure and in bankruptcy (excluding any such Mortgage Loans which are less than 60 days delinquent under the bankruptcy plan) exceeds 33.13% of the Credit Enhancement Percentage.

*Loss Trigger Event:* With respect to any Distribution Date on or after January 2009, if the cumulative Realized Losses on the Mortgage Loans as a percentage of the aggregate stated principal balance of the Mortgage Loans as of the Cut-off Date, for the related Distribution Date are greater than:

| Distribution Date | Cumulative Realized Loss Percentage |
|---|---|
| January 2009 to December 2009 | 1.70% for the first month, plus an additional 1/12[th] of 2.10% for each month thereafter |
| January 2010 to December 2010 | 3.80% for the first month, plus an additional 1/12[th] of 2.10% for each month thereafter |
| January 2011 to December 2011 | 5.90% for the first month, plus an additional 1/12[th] of 1.70% for each month thereafter |
| January 2012 to December 2012 | 7.60% for the first month, plus an additional 1/12[th] of 0.90% for each month thereafter |
| January 2013 and thereafter | 8.50% |

*Trigger Event:* With respect to any Distribution Date if either a Loss Trigger Event or a Delinquency Trigger Event is in effect on such Distribution Date.

*Credit Support:*

| | Initial Credit Enhancement Percentage | | Target Credit Enhancement Percentage On and After Stepdown Date | |
|---|---|---|---|---|
| **Class** | **Percent** | | **Class** | **Percent** |
| A | 24.15% | | A | 48.30% |
| M-1 | 19.85% | | M-1 | 39.70% |
| M-2 | 16.40% | | M-2 | 32.80% |
| M-3 | 14.25% | | M-3 | 28.50% |
| M-4 | 12.45% | | M-4 | 24.90% |
| M-5 | 10.75% | | M-5 | 21.50% |
| M-6 | 9.10% | | M-6 | 18.20% |
| M-7 | 7.60% | | M-7 | 15.20% |
| M-8 | 6.45% | | M-8 | 12.90% |
| M-9 | 5.20% | | M-9 | 10.40% |
| B-1 | 3.80% | | B-1 | 7.60% |
| B-2 | 2.65% | | B-2 | 5.30% |

*Realized Losses:*

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan. The amount of such insufficiency is a "***Realized Loss***." Realized Losses on the Mortgage Loans will be absorbed first, by Excess Cashflow, second by certain payments made by the Swap Counterparty and third by a reduction of the Overcollateralized Amount. Following the reduction of the Overcollateralized Amount to zero, all remaining Realized Losses will be applied to reduce the principal balance of the Class B and Class M Certificates in reverse sequential order, first to the Class B-2 Certificates, second to the Class B-1 Certificates, third to the Class M-9 Certificates, fourth to the Class M-8 Certificates, fifth to the Class M-7 Certificates, sixth to the Class M-6 Certificates, seventh to the Class M-5 Certificates, eighth to the Class M-4 Certificates, ninth to the Class M-3 Certificates, tenth to the Class M-2 Certificates and eleventh to the Class M-1 Certificates.

*Swap Agreement:*

On the Closing Date, the Trust will enter into an agreement with the Swap Counterparty pursuant to which on each Distribution Date for the second Distribution Date through the 60th Distribution Date, until the swap is retired (i) the Trust shall be obligated to pay the Swap Counterparty an amount equal to the product of (x) a fixed rate equal to 5.000% per annum, (y) the swap notional amount for such Distribution Date set forth in the schedule below, and (z) a fraction, the numerator of which is 30 and the denominator of which is 360 and (ii) the Swap Counterparty will be required to pay to the Trust an amount equal to product of (x) One-Month LIBOR as determined pursuant to the Swap Agreement, (y) the swap notional amount for such Distribution Date set forth in the schedule below, and (z) a fraction, the numerator of which is 30 and the denominator of which is 360. Only the net amount of the two obligations above will be paid by the appropriate party. To the extent that the Trust is obligated to make a payment to the Swap Counterparty on a Distribution Date (other than any swap termination payment triggered by a Swap Counterparty trigger event, an Event of Default where the Swap Counterparty is the Defaulting Party or a Termination Event where the Swap Counterparty is the Sole Affected Party, each as will be defined in the Swap Agreement (the "Swap Counterparty trigger event")),

amounts otherwise available to certificateholders will be applied to make such payment. Such amount will be applied to pay the Swap Counterparty any net swap payment due to the Swap Counterparty, including any unpaid swap termination payment owed to the Swap Counterparty pursuant to the swap agreement for such Distribution Date, other than any swap termination payment triggered by a Swap Counterparty trigger event. To the extent that the Swap Counterparty is obligated to make a swap payment to the Trust, any swap payment will be deposited in a swap account (the "Swap Account") and used as follows:

1) If the NIM Notes (not offered hereby) are outstanding, according to the Monthly Excess Cashflow priorities (III)(i) through (III)(xvi) to the extent not paid after distribution of the Monthly Excess Cashflow.
2) If the NIM Notes are not outstanding, according to the Monthly Excess Cashflow priorities (III)(i) through (III)(xv) to the extent not paid after distribution of the Monthly Excess Cashflow.

Any remaining swap payments received by the Trust from the Swap Counterparty after payment priority (2) above will reside in the Swap Account and will be distributed according to payment priority (2) above for future Distribution Dates. Swap payments received by the Trust from the Swap Counterparty will not be released to the Class C Certificates (not offered hereby).

Upon early termination of the swap agreement, the Trust or the Swap Counterparty may be liable to make a termination payment (the "**swap termination payment**") to the other party (regardless of which party caused the termination). The swap termination payment will be computed in accordance with the procedures set forth in the swap agreement. In the event that the Trust is required to make a swap termination payment, in certain instances, that payment will be paid on the related Distribution Date, and on any subsequent Distribution Dates until paid in full, prior to distributions to certificateholders.

## Swap Schedule

| Distribution Date | Swap Notional Amount ($) | Distribution Date | Swap Notional Amount ($) |
|---|---|---|---|
| 1 | 0 | 31 | 38,937,836 |
| 2 | 218,243,205 | 32 | 38,937,836 |
| 3 | 214,430,566 | 33 | 38,101,312 |
| 4 | 210,078,085 | 34 | 36,129,044 |
| 5 | 205,294,786 | 35 | 34,213,156 |
| 6 | 200,169,652 | 36 | 32,445,434 |
| 7 | 197,180,791 | 37 | 30,832,733 |
| 8 | 193,787,228 | 38 | 28,158,258 |
| 9 | 189,847,870 | 39 | 26,859,939 |
| 10 | 184,458,049 | 40 | 25,641,721 |
| 11 | 177,880,928 | 41 | 24,532,062 |
| 12 | 170,927,866 | 42 | 23,510,462 |
| 13 | 164,446,894 | 43 | 22,554,785 |
| 14 | 158,477,610 | 44 | 21,661,678 |
| 15 | 152,976,625 | 45 | 20,815,459 |
| 16 | 147,910,177 | 46 | 20,011,992 |
| 17 | 143,224,425 | 47 | 19,249,943 |
| 18 | 138,832,220 | 48 | 18,521,568 |
| 19 | 134,641,231 | 49 | 17,823,899 |
| 20 | 130,584,963 | 50 | 17,158,215 |
| 21 | 126,290,853 | 51 | 16,500,823 |
| 22 | 119,313,983 | 52 | 15,741,661 |
| 23 | 108,935,413 | 53 | 15,007,128 |
| 24 | 58,494,258 | 54 | 14,297,045 |
| 25 | 54,185,815 | 55 | 13,611,331 |
| 26 | 50,718,491 | 56 | 12,949,934 |
| 27 | 47,796,905 | 57 | 12,312,853 |
| 28 | 45,248,749 | 58 | 11,709,584 |
| 29 | 42,979,030 | 59 | 11,141,530 |
| 30 | 40,896,416 | 60 | 10,610,605 |

*Priority of Distributions:*

I.   Interest Distribution: Group I and Group II Interest Distribution Amounts will be distributed as follows:

i)   To pay the Swap Counterparty any net swap payment, provided a swap default has not occurred and is not continuing, and any unpaid swap termination payment (not due to a Swap Counterparty trigger event) owed to the Swap Counterparty pursuant to the swap agreement;
ii)  Pro-rata to the Class A Certificates generally from the related loan group, current interest plus any unpaid interest; and then from the unrelated loan groups, any current interest plus any unpaid interest not paid from the related loan group;
iii) To the Class M-1 Certificates current interest;
iv)  To the Class M-2 Certificates current interest;
v)   To the Class M-3 Certificates current interest;
vi)  To the Class M-4 Certificates current interest;
vii) To the Class M-5 Certificates current interest;
viii) To the Class M-6 Certificates current interest;
ix)  To the Class M-7 Certificates current interest;
x)   To the Class M-8 Certificates current interest;
xi)  To the Class M-9 Certificates current interest;
xii) To the Class B-1 Certificates current interest;
xiii) To the Class B-2 Certificates current interest;
xiv) Any interest distribution amounts remaining undistributed following (i) through (xiii) above will be distributed as Monthly Excess Cashflow for such Distribution Date.

II.  Principal Distribution:

(A) On each Distribution Date prior to the Stepdown Date, or if a Trigger Event is in effect:

i)   To pay the Swap Counterparty any net swap payment, provided a swap default has not occurred and is not continuing, and any unpaid swap termination payment (not due to a Swap Counterparty trigger event) owed to the Swap Counterparty pursuant to the swap agreement, to the extent not paid in (I)(i) above;
ii)  An amount equal to the Group I Principal Distribution Amount will be distributed to the Group I Certificates, until the Group I Certificates have been reduced to zero;
iii) An amount equal to the Group II Principal Distribution Amount will be distributed to the Group II Certificates (according to the priorities described below), until the principal balance thereof has been reduced to zero;
iv)  Any remaining Group I Principal Distribution Amounts will be distributed to the Group II Certificates (according to the priorities described below), until the principal balance thereof has been reduced to zero.
v)   Any remaining Group II Principal Distribution Amounts will be distributed to the Group I Certificates, until the Group I Certificates have been reduced to zero;
vi)  To the Class M-1 Certificates until the principal balance thereof is reduced to zero;
vii) To the Class M-2 Certificates until the principal balance thereof is reduced to zero;
viii) To the Class M-3 Certificates until the principal balance thereof is reduced to zero;
ix)  To the Class M-4 Certificates until the principal balance thereof is reduced to zero;
x)   To the Class M-5 Certificates until the principal balance thereof is reduced to zero;
xi)  To the Class M-6 Certificates until the principal balance thereof is reduced to zero;
xii) To the Class M-7 Certificates until the principal balance thereof is reduced to zero;
xiii) To the Class M-8 Certificates until the principal balance thereof is reduced to zero;
xiv) To the Class M-9 Certificates until the principal balance thereof is reduced to zero;
xv)  To the Class B-1 Certificates until the principal balance thereof is reduced to zero;
xvi) To the Class B-2 Certificates until the principal balance thereof is reduced to zero;
xvii) Any Principal Distribution amounts remaining undistributed following (i) through (xvi) above will be distributed as Monthly Excess Cashflow, if any, for such Distribution Date.

(B) On each Distribution Date on or after the Stepdown Date and if a Trigger Event is not in effect:

i) To pay the Swap Counterparty any net swap payment, provided a swap default has not occurred and is not continuing, and any unpaid swap termination payment (not due to a Swap Counterparty trigger event) owed to the Swap Counterparty pursuant to the swap agreement, to the extent not paid in (I)(i) above;

ii) The Group I Principal Distribution Amount will be distributed as follows:

a. To the Group I Certificates, the Group I Senior Principal Distribution Amount, until the Group I Certificates have been retired.

b. To the Group II Certificates, the Group II Senior Principal Distribution Amount, to extent not paid in clause (B)(iii)(a) below, according to the payment priority in clause (B)(iii)(a) below.

iii) The Group II Principal Distribution Amount will be distributed as follows:

a. To the Group II Certificates, the Group II Senior Principal Distribution Amount (to be distributed according to the priorities described below), until the Group II Certificates have been retired.

b. To the Group I Certificates, the Group I Senior Principal Distribution Amount, to extent not paid in clause (B)(ii)(a) above.

iv) The sum of any remaining Principal Distribution Amounts will be distributed in the following order.

a. To the Class M-1 Certificates until it reaches a 39.70% Target Credit Enhancement Percentage (based on 2x the Class M-1 Initial Credit Enhancement Percentage);
b. To the Class M-2 Certificates until it reaches a 32.80% Target Credit Enhancement Percentage (based on 2x the Class M-2 Initial Credit Enhancement Percentage);
c. To the Class M-3 Certificates until it reaches a 28.50% Target Credit Enhancement Percentage (based on 2x the Class M-3 Initial Credit Enhancement Percentage);
d. To the Class M-4 Certificates until it reaches a 24.90% Target Credit Enhancement Percentage (based on 2x the Class M-4 Initial Credit Enhancement Percentage);
e. To the Class M-5 Certificates until it reaches a 21.50% Target Credit Enhancement Percentage (based on 2x the Class M-5 Initial Credit Enhancement Percentage);
f. To the Class M-6 Certificates until it reaches a 18.20% Target Credit Enhancement Percentage (based on 2x the Class M-6 Initial Credit Enhancement Percentage);
g. To the Class M-7 Certificates until it reaches a 15.20% Target Credit Enhancement Percentage (based on 2x the Class M-7 Initial Credit Enhancement Percentage);
h. To the Class M-8 Certificates, until it reaches a 12.90% Target Credit Enhancement Percentage (based on 2x the Class M-8 Initial Credit Enhancement Percentage);
i. To the Class M-9 Certificates, until it reaches a 10.40% Target Credit Enhancement Percentage (based on 2x the Class M-9 Initial Credit Enhancement Percentage);
j. To the Class B-1 Certificates, until it reaches a 7.60% Target Credit Enhancement Percentage (based on 2x the Class B-1 Initial Credit Enhancement Percentage);
k. To the Class B-2 Certificates, until it reaches a 5.30% Target Credit Enhancement Percentage (based on 2x the Class B-2 Initial Credit Enhancement Percentage); and
l. Any Principal Distribution Amounts remaining undistributed following (a) through (k) above will be distributed as Monthly Excess Cashflow, if any, for such Distribution Date.

With respect to the Group II Certificates, all principal distributions will be allocated sequentially, to the Class II-A-1, Class II-A-2 and Class II-A-3 Certificates, in each case, until their principal

balances have been reduced to zero, with the exception that beginning on the first Distribution Date on or after which the principal balances of the Class M Certificates and Class B Certificates have been reduced to zero and the Monthly Excess Cashflow and Overcollateralized Amount for such Distribution Date are insufficient to cover Realized Losses on the Group II Mortgage Loans, principal distributions among the Group II Certificates will be allocated, pro rata, based on their principal balances, in each case, until their principal balances have been reduced to zero.

III.    Monthly Excess Cashflow:

i)    As principal to the Certificates to replenish or maintain the Overcollateralized Amount as described under Principal Distribution above;

ii)    Pro-rata to the Class A Certificates, in an amount equal to unpaid interest;

iii)    To the Class M-1 Certificates, an amount equal to unpaid interest, then any unpaid applied Realized Loss amounts;

iv)    To the Class M-2 Certificates, an amount equal to unpaid interest, then any unpaid applied Realized Loss amounts;

v)    To the Class M-3 Certificates, an amount equal to unpaid interest, then any unpaid applied Realized Loss amounts;

vi)    To the Class M-4 Certificates, an amount equal to unpaid interest, then any unpaid applied Realized Loss amounts;

vii)    To the Class M-5 Certificates, an amount equal to unpaid interest, then any unpaid applied Realized Loss amounts;

viii)    To the Class M-6 Certificates, an amount equal to unpaid interest, then any unpaid applied Realized Loss amounts;

ix)    To the Class M-7 Certificates, an amount equal to unpaid interest, then any unpaid applied Realized Loss amounts;

x)    To the Class M-8 Certificates, an amount equal to unpaid interest, then any unpaid applied Realized Loss amounts;

xi)    To the Class M-9 Certificates, an amount equal to unpaid interest, then any unpaid applied Realized Loss amounts;

xii)    To the Class B-1 Certificates, an amount equal to unpaid interest, then any unpaid applied Realized Loss amounts;

xiii)    To the Class B-2 Certificates, an amount equal to unpaid interest, then any unpaid applied Realized Loss amounts;

xiv)    Any funds remaining after distributions described in (i) through (xiii) above will be distributed to pay any related Net WAC Rate Carryover Amounts as follows: first to the Class A Certificates, pro rata, based on their respective Net WAC Rate Carryover Amounts, then to the Class M-1 Certificates, then to the Class M-2 Certificates, then to the Class M-3 Certificates, then to the Class M-4 Certificates, then to the Class M-5 Certificates, then to the Class M-6 Certificates, then to the Class M-7 Certificates, then to the Class M-8 Certificates, then to the Class M-9 Certificates, then to the Class B-1 Certificates, and lastly to the Class B-2 Certificates sequentially, in that order, in each case up to their respective Net WAC Rate Carryover Amount.

xv)    To the Swap Counterparty, any unpaid swap termination payment due to the Swap Counterparty as a result of a Swap Counterparty trigger event.

xvi)    Any remaining funds will be distributed to the holders of the Class C Certificates as further described in the pooling agreement.

**FOR ADDITIONAL INFORMATION PLEASE CALL:**

| WAMU CAPITAL CORP. | |
|---|---|
| **Trading** | |
| David Nagle | (206) 554-2425 |
| Kevin Richmond | (212) 702-6921 |
| **Finance** | |
| Vinny Varca | (212) 702-6931 |
| Tom Lazar | (206) 554-2416 |

| RATING AGENCIES | |
|---|---|
| **Moody's** | |
| Debash Chatterjee | (212) 553-1329 |
| **S&P** | |
| Todd Niemy | (212) 438-2494 |

# Exhibit A

# Mortgage Loan Statistics

|  |  | Minimum | Maximum |
|---|---|---|---|
| Scheduled Principal Balance | $284,442,108 | $11,054 | $768,406 |
| Average Scheduled Principal Balance | $144,976 |  |  |
| Number of Mortgage Loans | 1,962 |  |  |
|  |  |  |  |
| Weighted Average Gross Coupon | 8.672% | 5.990% | 13.740% |
| Weighted Average FICO Score | 626 | 510 | 834 |
| Weighted Average Original LTV | 83.32% | 26.53% | 100.00% |
| Weighted Average Combined Original LTV | 91.76% | 26.53% | 100.00% |
| Weighted Average DTI | 41.28% | 2.70% | 55.00% |
|  |  |  |  |
| Weighted Average Original Term | 351 months | 180 months | 360 months |
| Weighted Average Stated Remaining Term | 348 months | 172 months | 358 months |
| Weighted Average Seasoning | 4 months | 2 months | 9 months |
|  |  |  |  |
| Weighted Average Gross Margin | 6.414% | 3.000% | 10.800% |
| Weighted Average Minimum Interest Rate | 8.260% | 4.750% | 12.300% |
| Weighted Average Maximum Interest Rate | 14.624% | 11.000% | 18.500% |
| Weighted Average Initial Rate Cap | 2.975% | 1.000% | 11.000% |
| Weighted Average Subsequent Rate Cap | 1.022% | 1.000% | 1.500% |
| Weighted Average Months to Roll | 23 months | 7 months | 117 months |
|  |  |  |  |
| Maturity Date |  | April 1,2021 | October 1,2036 |

| | | | |
|---|---|---|---|
| Adj Rate Mortgage | 81.52% | Full | 49.38% |
| Fixed Rate Mortgage | 18.48% | Limited | 2.84% |
|  |  | Stated | 47.78% |
| ARM—1 Yr/6 Mth | 0.07% |  |  |
| ARM—10 Yr/6 Mth IO | 0.54% | Cash-Out Refi | 42.71% |
| ARM—2 Yr/6 Mth | 32.51% | Purchase | 51.13% |
| ARM—2 Yr/6 Mth IO | 9.31% | Rate/Term Refi | 6.16% |
| ARM—3 Yr/6 Mth | 2.57% |  |  |
| ARM—3 Yr/6 Mth IO | 0.71% | Condominium | 5.23% |
| ARM—5 Yr/6 Mth | 0.98% | Planned Unit Development | 16.24% |
| ARM—5 Yr/6 Mth IO | 0.14% | Single Family | 72.45% |
| Balloon—1 Yr/6 Mnth | 0.10% | Two to Four Family | 6.07% |
| Balloon—15 Year | 4.04% |  |  |
| Balloon—2 Yr/6 Mnth | 31.27% | Investor | 6.50% |
| Balloon—3 Yr/6 Mnth | 2.28% | Owner-Occupied | 92.97% |
| Balloon—30 Year | 3.09% | Second Home | 0.53% |
| Balloon—5 Yr/6 Mnth | 1.06% |  |  |
| Fixed—15 Year | 0.66% | First Lien | 92.48% |
| Fixed—20 Year | 0.19% | Second Lien | 7.52% |
| Fixed—30 Year | 10.49% |  |  |
|  |  | Top 5 Locations: |  |
| Not Interest Only | 89.31% | California | 21.03% |
| Interest Only | 10.69% | Florida | 12.97% |
|  |  | Texas | 7.81% |
| Prepay Penalty: N/A | 28.41% | Illinois | 5.60% |
| Prepay Penalty:  6 months | 0.04% | Ohio | 5.33% |
| Prepay Penalty: 12 months | 4.27% |  |  |
| Prepay Penalty: 24 months | 49.91% |  |  |
| Prepay Penalty: 30 months | 0.36% |  |  |
| Prepay Penalty: 36 months | 17.01% |  |  |

| Current Balance ($) | # of Loans | Current Principal Balance($) | Pct by Curr Prin Bal(%) | Weighted Average Gross Coupon(%) | Weighted Average Orig LTV(%) | Weighted Average FICO | Full Doc (%) | ARM (%) |
|---|---|---|---|---|---|---|---|---|
| 0.01—50,000.00 | 261 | $8,476,233.01 | 2.98% | 11.088% | 94.35% | 629 | 57.89% | 13.53% |
| 50,000.01—100,000.00 | 660 | $48,774,466.84 | 17.15% | 9.418% | 85.04% | 616 | 64.34% | 58.54% |
| 100,000.01—150,000.00 | 397 | $48,489,280.19 | 17.05% | 8.902% | 83.28% | 621 | 56.38% | 79.75% |
| 150,000.01—200,000.00 | 203 | $35,244,732.71 | 12.39% | 8.621% | 82.64% | 622 | 50.61% | 83.86% |
| 200,000.01—250,000.00 | 121 | $26,998,708.72 | 9.49% | 8.470% | 81.03% | 629 | 37.02% | 92.54% |
| 250,000.01—300,000.00 | 105 | $28,637,259.36 | 10.07% | 8.349% | 81.54% | 623 | 42.91% | 91.41% |
| 300,000.01—350,000.00 | 74 | $23,904,255.39 | 8.40% | 7.900% | 82.50% | 631 | 45.87% | 95.92% |
| 350,000.01—400,000.00 | 51 | $18,993,218.64 | 6.68% | 8.170% | 82.93% | 631 | 54.88% | 96.09% |
| 400,000.01—450,000.00 | 32 | $13,550,277.76 | 4.76% | 8.243% | 81.54% | 639 | 28.23% | 93.80% |
| 450,000.01—500,000.00 | 27 | $12,738,138.71 | 4.48% | 7.940% | 82.17% | 647 | 41.00% | 85.44% |
| 500,000.01—550,000.00 | 10 | $5,232,757.67 | 1.84% | 7.888% | 84.09% | 666 | 30.05% | 100.00% |
| 550,000.01—600,000.00 | 7 | $4,049,142.31 | 1.42% | 7.979% | 84.82% | 637 | 27.63% | 100.00% |
| 600,000.01—650,000.00 | 6 | $3,740,369.03 | 1.31% | 8.722% | 84.58% | 635 | 0.00% | 83.57% |
| 650,000.01—700,000.00 | 5 | $3,386,669.76 | 1.19% | 7.854% | 82.57% | 639 | 40.01% | 100.00% |
| 700,000.01—750,000.00 | 2 | $1,458,192.47 | 0.51% | 8.345% | 84.93% | 622 | 100.00% | 100.00% |
| 750,000.01—800,000.00 | 1 | $768,405.67 | 0.27% | 10.650% | 100.00% | 627 | 100.00% | 100.00% |
| **Total** | **1,962** | **$284,442,108.24** | **100.00%** | **8.672%** | **83.32%** | **626** | **49.38%** | **81.52%** |

| Mortgage Interest Rate (%) | # of Loans | Current Principal Balance($) | Pct by Curr Prin Bal(%) | Weighted Average Gross Coupon(%) | Weighted Average Orig LTV(%) | Weighted Average FICO | Full Doc (%) | ARM (%) |
|---|---|---|---|---|---|---|---|---|
| 5.500—5.999 | 1 | $322,483.14 | 0.11% | 5.990% | 80.00% | 720 | 100.00% | 100.00% |
| 6.000—6.499 | 10 | $2,812,867.78 | 0.99% | 6.323% | 76.31% | 702 | 100.00% | 95.54% |
| 6.500—6.999 | 44 | $9,831,463.28 | 3.46% | 6.785% | 79.81% | 651 | 86.94% | 81.50% |
| 7.000—7.499 | 97 | $22,772,785.52 | 8.01% | 7.263% | 80.02% | 639 | 81.24% | 86.81% |
| 7.500—7.999 | 270 | $56,716,967.22 | 19.94% | 7.774% | 80.19% | 637 | 55.07% | 90.99% |
| 8.000—8.499 | 297 | $49,987,508.84 | 17.57% | 8.252% | 80.22% | 634 | 36.78% | 90.84% |
| 8.500—8.999 | 339 | $56,734,711.72 | 19.95% | 8.724% | 83.24% | 622 | 35.37% | 91.27% |
| 9.000—9.499 | 176 | $24,099,755.12 | 8.47% | 9.235% | 83.62% | 607 | 39.13% | 83.81% |
| 9.500—9.999 | 222 | $25,868,913.57 | 9.09% | 9.742% | 87.51% | 600 | 49.98% | 80.25% |
| 10.000—10.499 | 100 | $9,639,264.86 | 3.39% | 10.246% | 86.93% | 602 | 56.07% | 61.14% |
| 10.500—10.999 | 120 | $9,742,001.00 | 3.42% | 10.748% | 93.29% | 617 | 40.36% | 42.10% |
| 11.000—11.499 | 93 | $5,841,104.94 | 2.05% | 11.224% | 94.89% | 633 | 39.01% | 19.12% |
| 11.500—11.999 | 69 | $3,861,686.14 | 1.36% | 11.716% | 97.04% | 621 | 54.94% | 4.15% |
| 12.000—12.499 | 75 | $3,359,975.88 | 1.18% | 12.222% | 99.41% | 617 | 74.68% | 1.97% |
| 12.500—12.999 | 40 | $2,362,359.23 | 0.83% | 12.714% | 98.98% | 611 | 74.46% | 0.00% |
| 13.000—13.499 | 6 | $288,475.20 | 0.10% | 13.075% | 100.00% | 611 | 48.48% | 0.00% |
| 13.500—13.999 | 3 | $199,784.80 | 0.07% | 13.638% | 100.00% | 621 | 42.46% | 0.00% |
| **Total** | **1,962** | **$284,442,108.24** | **100.00%** | **8.672%** | **83.32%** | **626** | **49.38%** | **81.52%** |

| FICO | # of Loans | Current Principal Balance($) | Pct by Curr Prin Bal(%) | Weighted Average Gross Coupon(%) | Weighted Average Orig LTV(%) | Weighted Average FICO | Full Doc (%) | ARM (%) |
|---|---|---|---|---|---|---|---|---|
| 500—524 | 20 | $2,904,214.03 | 1.02% | 9.324% | 77.29% | 520 | 51.72% | 86.04% |
| 525—549 | 98 | $12,016,341.31 | 4.22% | 9.535% | 79.01% | 538 | 64.94% | 65.95% |
| 550—574 | 168 | $23,001,780.38 | 8.09% | 9.153% | 81.17% | 563 | 61.68% | 81.47% |
| 575—599 | 301 | $43,300,977.42 | 15.22% | 8.664% | 81.80% | 589 | 74.08% | 76.15% |
| 600—624 | 466 | $61,270,094.54 | 21.54% | 8.782% | 84.67% | 612 | 61.72% | 76.41% |
| 625—649 | 392 | $60,019,667.06 | 21.10% | 8.616% | 83.70% | 635 | 30.99% | 88.56% |
| 650—674 | 298 | $40,270,066.16 | 14.16% | 8.578% | 84.97% | 662 | 33.23% | 81.01% |
| 675—699 | 108 | $20,844,822.87 | 7.33% | 8.091% | 83.75% | 683 | 35.37% | 88.92% |
| >= 700 | 111 | $20,814,144.47 | 7.32% | 8.168% | 83.52% | 730 | 37.07% | 89.45% |
| **Total** | **1,962** | **$284,442,108.24** | **100.00%** | **8.672%** | **83.32%** | **626** | **49.38%** | **81.52%** |

| Original LTV (%) * | # of Loans | Current Principal Balance($) | Pct by Curr Prin Bal(%) | Weighted Average Gross Coupon(%) | Weighted Average Orig LTV(%) | Weighted Average FICO | Full Doc (%) | ARM (%) |
|---|---|---|---|---|---|---|---|---|
| 0.01—50.00 | 16 | $1,798,982.09 | 0.63% | 8.099% | 42.53% | 586 | 64.07% | 65.05% |
| 50.01—55.00 | 9 | $888,418.59 | 0.31% | 8.630% | 52.04% | 588 | 65.27% | 57.83% |
| 55.01—60.00 | 24 | $3,389,496.20 | 1.19% | 8.008% | 57.55% | 593 | 69.57% | 60.17% |
| 60.01—65.00 | 21 | $2,839,108.93 | 1.00% | 8.870% | 63.43% | 590 | 12.61% | 71.86% |
| 65.01—70.00 | 44 | $6,195,230.48 | 2.18% | 8.458% | 68.62% | 603 | 57.69% | 75.09% |
| 70.01—75.00 | 74 | $11,487,264.00 | 4.04% | 8.709% | 73.74% | 590 | 44.72% | 77.94% |
| 75.01—79.99 | 110 | $16,637,872.08 | 5.85% | 8.205% | 78.59% | 612 | 58.66% | 74.84% |
| 80.00—80.00 | 759 | $132,623,670.13 | 46.63% | 8.145% | 80.00% | 640 | 43.36% | 94.00% |
| 80.01—85.00 | 139 | $20,681,267.30 | 7.27% | 8.914% | 84.52% | 592 | 52.39% | 73.14% |
| 85.01—90.00 | 218 | $39,643,317.06 | 13.94% | 8.762% | 89.63% | 610 | 56.74% | 90.40% |
| 90.01—95.00 | 136 | $21,158,518.32 | 7.44% | 9.290% | 94.79% | 630 | 59.26% | 85.89% |
| 95.01—99.99 | 25 | $2,359,931.40 | 0.83% | 9.719% | 98.14% | 644 | 72.36% | 45.27% |
| 100.00 | 387 | $24,739,031.66 | 8.70% | 10.980% | 100.00% | 646 | 50.38% | 20.98% |
| **Total** | **1,962** | **$284,442,108.24** | **100.00%** | **8.672%** | **83.32%** | **626** | **49.38%** | **81.52%** |

*Original LTV for all first lien loans and combined original LTV for all second lien loans*

| Combined Original LTV with Simultaneous Seconds (%) ** | # of Loans | Current Principal Balance($) | Pct by Curr Prin Bal(%) | Weighted Average Gross Coupon(%) | Weighted Average Orig LTV(%) | Weighted Average FICO | Full Doc (%) | ARM (%) |
|---|---|---|---|---|---|---|---|---|
| 0.01—50.00 | 16 | $1,798,982.09 | 0.63% | 8.099% | 42.53% | 586 | 64.07% | 65.05% |
| 50.01—55.00 | 8 | $833,588.36 | 0.29% | 8.715% | 51.85% | 589 | 62.99% | 55.05% |
| 55.01—60.00 | 24 | $3,389,496.20 | 1.19% | 8.008% | 57.55% | 593 | 69.57% | 60.17% |
| 60.01—65.00 | 21 | $2,839,108.93 | 1.00% | 8.870% | 63.43% | 590 | 12.61% | 71.86% |
| 65.01—70.00 | 40 | $4,930,317.80 | 1.73% | 8.481% | 68.68% | 586 | 63.10% | 68.70% |
| 70.01—75.00 | 67 | $10,549,061.65 | 3.71% | 8.783% | 73.72% | 587 | 42.01% | 76.60% |
| 75.01—79.99 | 92 | $13,026,761.15 | 4.58% | 8.351% | 78.44% | 602 | 59.43% | 68.82% |
| 80.00—80.00 | 122 | $17,706,420.87 | 6.22% | 8.661% | 80.00% | 608 | 46.16% | 85.79% |
| 80.01—85.00 | 124 | $19,599,856.24 | 6.89% | 8.832% | 83.87% | 594 | 51.42% | 72.41% |
| 85.01—90.00 | 203 | $38,411,183.31 | 13.50% | 8.665% | 88.73% | 613 | 54.95% | 89.23% |
| 90.01—95.00 | 197 | $32,648,529.07 | 11.48% | 8.889% | 89.64% | 630 | 55.29% | 87.08% |
| 95.01—99.99 | 53 | $7,435,704.47 | 2.61% | 8.443% | 86.49% | 640 | 63.60% | 80.96% |
| 100.00 | 995 | $131,273,098.10 | 46.15% | 8.660% | 84.01% | 645 | 44.67% | 81.99% |
| **Total** | **1,962** | **$284,442,108.24** | **100.00%** | **8.672%** | **83.32%** | **626** | **49.38%** | **81.52%** |

*Combined LTV including simultaneous seconds for all first lien loans and combined original LTV for all second lien loans*

| Original Term (months) | # of Loans | Current Principal Balance($) | Pct by Curr Prin Bal(%) | Weighted Average Gross Coupon(%) | Weighted Average Orig LTV(%) | Weighted Average FICO | Full Doc (%) | ARM (%) |
|---|---|---|---|---|---|---|---|---|
| 180 | 214 | $13,470,175.15 | 4.74% | 11.183% | 96.62% | 642 | 53.01% | 0.69% |
| 240 | 8 | $649,026.37 | 0.23% | 8.404% | 78.78% | 594 | 85.29% | 14.71% |
| 360 | 1,740 | $270,322,906.72 | 95.04% | 8.547% | 82.67% | 626 | 49.11% | 85.71% |
| **Total** | **1,962** | **$284,442,108.24** | **100.00%** | **8.672%** | **83.32%** | **626** | **49.38%** | **81.52%** |

| Stated Remaining Term (months) | # of Loans | Current Principal Balance($) | Pct by Curr Prin Bal(%) | Weighted Average Gross Coupon(%) | Weighted Average Orig LTV(%) | Weighted Average FICO | Full Doc (%) | ARM (%) |
|---|---|---|---|---|---|---|---|---|
| 121—180 | 214 | $13,470,175.15 | 4.74% | 11.183% | 96.62% | 642 | 53.01% | 0.69% |
| 181—240 | 8 | $649,026.37 | 0.23% | 8.404% | 78.78% | 594 | 85.29% | 14.71% |
| 301—360 | 1,740 | $270,322,906.72 | 95.04% | 8.547% | 82.67% | 626 | 49.11% | 85.71% |
| **Total** | **1,962** | **$284,442,108.24** | **100.00%** | **8.672%** | **83.32%** | **626** | **49.38%** | **81.52%** |

| Debt Ratio (%) | # of Loans | Current Principal Balance($) | Pct by Curr Prin Bal(%) | Weighted Average Gross Coupon(%) | Weighted Average Orig LTV(%) | Weighted Average FICO | Full Doc (%) | ARM (%) |
|---|---|---|---|---|---|---|---|---|
| 0.01—20.00 | 63 | $8,168,434.01 | 2.87% | 8.352% | 81.37% | 632 | 74.81% | 76.20% |
| 20.01—25.00 | 64 | $6,895,327.88 | 2.42% | 8.805% | 82.23% | 622 | 52.77% | 75.64% |
| 25.01—30.00 | 133 | $16,247,307.53 | 5.71% | 8.760% | 81.74% | 622 | 53.46% | 80.16% |
| 30.01—35.00 | 206 | $26,167,141.23 | 9.20% | 8.637% | 81.46% | 618 | 52.58% | 79.27% |
| 35.01—40.00 | 312 | $45,553,178.90 | 16.01% | 8.600% | 82.59% | 632 | 46.05% | 84.64% |
| 40.01—45.00 | 473 | $67,512,344.57 | 23.74% | 8.823% | 83.94% | 627 | 47.87% | 80.83% |
| 45.01—50.00 | 529 | $84,466,416.71 | 29.70% | 8.647% | 84.23% | 626 | 43.31% | 83.00% |
| 50.01—55.00 | 182 | $29,431,957.41 | 10.35% | 8.546% | 83.75% | 627 | 62.49% | 79.64% |
| **Total** | **1,962** | **$284,442,108.24** | **100.00%** | **8.672%** | **83.32%** | **626** | **49.38%** | **81.52%** |

| Product | # of Loans | Current Principal Balance($) | Pct by Curr Prin Bal(%) | Weighted Average Gross Coupon(%) | Weighted Average Orig LTV(%) | Weighted Average FICO | Full Doc (%) | ARM (%) |
|---|---|---|---|---|---|---|---|---|
| ARM—1 Yr/6 Mth | 2 | $185,229.28 | 0.07% | 9.333% | 80.00% | 561 | 65.56% | 100.00% |
| ARM—10 Yr/6 Mth IO | 6 | $1,527,606.49 | 0.54% | 7.250% | 73.05% | 644 | 95.55% | 100.00% |
| ARM—2 Yr/6 Mth | 676 | $92,480,697.60 | 32.51% | 8.763% | 83.21% | 622 | 53.75% | 100.00% |
| ARM—2 Yr/6 Mth IO | 90 | $26,471,197.28 | 9.31% | 8.039% | 80.14% | 646 | 39.73% | 100.00% |
| ARM—3 Yr/6 Mth | 39 | $7,306,744.15 | 2.57% | 8.161% | 85.03% | 624 | 50.18% | 100.00% |
| ARM—3 Yr/6 Mth IO | 7 | $2,009,248.32 | 0.71% | 8.362% | 83.92% | 679 | 10.55% | 100.00% |
| ARM—5 Yr/6 Mth | 18 | $2,797,205.27 | 0.98% | 8.607% | 80.97% | 615 | 67.91% | 100.00% |
| ARM—5 Yr/6 Mth IO | 3 | $389,341.75 | 0.14% | 8.566% | 80.00% | 663 | 72.67% | 100.00% |
| Balloon—1 Yr/6 Mnth | 1 | $271,816.40 | 0.10% | 8.850% | 80.00% | 628 | 0.00% | 100.00% |
| Balloon—15 Year | 171 | $11,498,880.77 | 4.04% | 11.440% | 99.58% | 650 | 51.74% | 0.00% |
| Balloon—2 Yr/6 Mnth | 416 | $88,945,109.59 | 31.27% | 8.222% | 81.71% | 632 | 39.94% | 100.00% |
| Balloon—3 Yr/6 Mnth | 28 | $6,471,892.12 | 2.28% | 8.421% | 85.45% | 608 | 47.79% | 100.00% |
| Balloon—30 Year | 50 | $8,801,998.20 | 3.09% | 8.472% | 81.52% | 603 | 59.73% | 0.00% |
| Balloon—5 Yr/6 Mnth | 13 | $3,025,083.51 | 1.06% | 7.768% | 87.00% | 628 | 92.50% | 100.00% |
| Fixed—15 Year | 42 | $1,877,941.63 | 0.66% | 9.738% | 79.35% | 593 | 58.45% | 0.00% |
| Fixed—20 Year | 7 | $553,577.29 | 0.19% | 8.414% | 78.58% | 583 | 100.00% | 0.00% |
| Fixed—30 Year | 393 | $29,828,538.59 | 10.49% | 9.587% | 85.45% | 607 | 61.39% | 0.00% |
| **Total** | **1,962** | **$284,442,108.24** | **100.00%** | **8.672%** | **83.32%** | **626** | **49.38%** | **81.52%** |

| Interest Only | # of Loans | Current Principal Balance($) | Pct by Curr Prin Bal(%) | Weighted Average Gross Coupon(%) | Weighted Average Orig LTV(%) | Weighted Average FICO | Full Doc (%) | ARM (%) |
|---|---|---|---|---|---|---|---|---|
| Interest Ony | 106 | $30,397,393.84 | 10.69% | 8.027% | 80.03% | 649 | 41.03% | 100.00% |
| Not Interest Only | 1,856 | $254,044,714.40 | 89.31% | 8.749% | 83.71% | 624 | 50.38% | 79.31% |
| **Total** | **1,962** | **$284,442,108.24** | **100.00%** | **8.672%** | **83.32%** | **626** | **49.38%** | **81.52%** |

| Interest Only Term (months) | # of Loans | Current Principal Balance($) | Pct by Curr Prin Bal(%) | Weighted Average Gross Coupon(%) | Weighted Average Orig LTV(%) | Weighted Average FICO | Full Doc (%) | ARM (%) |
|---|---|---|---|---|---|---|---|---|
| N/A | 1,856 | $254,044,714.40 | 89.31% | 8.749% | 83.71% | 624 | 50.38% | 79.31% |
| 24 | 2 | $127,261.22 | 0.04% | 8.788% | 81.60% | 636 | 100.00% | 100.00% |
| 60 | 93 | $28,134,684.38 | 9.89% | 8.055% | 80.43% | 649 | 37.68% | 100.00% |
| 84 | 3 | $389,341.75 | 0.14% | 8.566% | 80.00% | 663 | 72.67% | 100.00% |
| 120 | 8 | $1,746,106.49 | 0.61% | 7.403% | 73.51% | 643 | 83.59% | 100.00% |
| **Total** | **1,962** | **$284,442,108.24** | **100.00%** | **8.672%** | **83.32%** | **626** | **49.38%** | **81.52%** |

| Prepayment Penalty Term (months) | # of Loans | Current Principal Balance($) | Pct by Curr Prin Bal(%) | Weighted Average Gross Coupon(%) | Weighted Average Orig LTV(%) | Weighted Average FICO | Full Doc (%) | ARM (%) |
|---|---|---|---|---|---|---|---|---|
| N/A | 582 | $80,810,733.56 | 28.41% | 8.794% | 82.76% | 635 | 42.58% | 81.70% |
| 6 | 1 | $114,465.19 | 0.04% | 10.250% | 90.00% | 551 | 100.00% | 100.00% |
| 12 | 50 | $12,133,398.53 | 4.27% | 8.811% | 83.22% | 631 | 37.04% | 77.56% |
| 24 | 913 | $141,973,882.82 | 49.91% | 8.571% | 83.29% | 626 | 49.40% | 93.02% |
| 30 | 4 | $1,014,200.01 | 0.36% | 8.332% | 81.95% | 607 | 73.20% | 74.04% |
| 36 | 412 | $48,395,428.13 | 17.01% | 8.730% | 84.39% | 614 | 63.17% | 48.59% |
| **Total** | **1,962** | **$284,442,108.24** | **100.00%** | **8.672%** | **83.32%** | **626** | **49.38%** | **81.52%** |

| Lien Position | # of Loans | Current Principal Balance($) | Pct by Curr Prin Bal(%) | Weighted Average Gross Coupon(%) | Weighted Average Orig LTV(%) | Weighted Average FICO | Full Doc (%) | ARM (%) |
|---|---|---|---|---|---|---|---|---|
| First Lien | 1,565 | $263,053,275.17 | 92.48% | 8.454% | 82.03% | 625 | 49.55% | 88.15% |
| Second Lien | 397 | $21,388,833.07 | 7.52% | 11.352% | 99.24% | 646 | 47.25% | 0.00% |
| **Total** | **1,962** | **$284,442,108.24** | **100.00%** | **8.672%** | **83.32%** | **626** | **49.38%** | **81.52%** |

| Documentation Type | # of Loans | Current Principal Balance($) | Pct by Curr Prin Bal(%) | Weighted Average Gross Coupon(%) | Weighted Average Orig LTV(%) | Weighted Average FICO | Full Doc (%) | ARM (%) |
|---|---|---|---|---|---|---|---|---|
| Full | 1,089 | $140,460,000.66 | 49.38% | 8.523% | 83.69% | 614 | 100.00% | 77.81% |
| Limited | 47 | $8,076,530.75 | 2.84% | 8.782% | 86.03% | 609 | 0.00% | 67.25% |
| Stated | 826 | $135,905,576.83 | 47.78% | 8.818% | 82.78% | 640 | 0.00% | 86.21% |
| **Total** | **1,962** | **$284,442,108.24** | **100.00%** | **8.672%** | **83.32%** | **626** | **49.38%** | **81.52%** |

| Loan Purpose | # of Loans | Current Principal Balance($) | Pct by Curr Prin Bal(%) | Weighted Average Gross Coupon(%) | Weighted Average Orig LTV(%) | Weighted Average FICO | Full Doc (%) | ARM (%) |
|---|---|---|---|---|---|---|---|---|
| Cash-Out Refi | 732 | $121,475,149.18 | 42.71% | 8.550% | 81.72% | 610 | 53.92% | 79.05% |
| Purchase | 1,104 | $145,435,700.36 | 51.13% | 8.775% | 84.56% | 641 | 44.31% | 85.11% |
| Rate/Term Refi | 126 | $17,531,258.70 | 6.16% | 8.664% | 84.19% | 618 | 60.01% | 68.90% |
| **Total** | **1,962** | **$284,442,108.24** | **100.00%** | **8.672%** | **83.32%** | **626** | **49.38%** | **81.52%** |

| Property Type | # of Loans | Current Principal Balance($) | Pct by Curr Prin Bal(%) | Weighted Average Gross Coupon(%) | Weighted Average Orig LTV(%) | Weighted Average FICO | Full Doc (%) | ARM (%) |
|---|---|---|---|---|---|---|---|---|
| Condominium | 92 | $14,883,041.50 | 5.23% | 8.709% | 82.87% | 632 | 39.79% | 91.01% |
| Planned Unit Development | 285 | $46,206,779.39 | 16.24% | 8.469% | 83.29% | 632 | 51.57% | 81.41% |
| Single Family | 1,495 | $206,084,907.30 | 72.45% | 8.701% | 83.30% | 624 | 50.71% | 80.42% |
| Two to Four Family | 90 | $17,267,380.05 | 6.07% | 8.833% | 84.01% | 639 | 35.93% | 86.78% |
| **Total** | **1,962** | **$284,442,108.24** | **100.00%** | **8.672%** | **83.32%** | **626** | **49.38%** | **81.52%** |

| Occupancy Type | # of Loans | Current Principal Balance($) | Pct by Curr Prin Bal(%) | Weighted Average Gross Coupon(%) | Weighted Average Orig LTV(%) | Weighted Average FICO | Full Doc (%) | ARM (%) |
|---|---|---|---|---|---|---|---|---|
| Investor | 153 | $18,489,893.64 | 6.50% | 9.020% | 84.07% | 637 | 65.05% | 95.48% |
| Owner-Occupied | 1,805 | $264,436,957.11 | 92.97% | 8.648% | 83.25% | 626 | 48.51% | 80.44% |
| Second Home | 4 | $1,515,257.49 | 0.53% | 8.525% | 86.18% | 633 | 9.86% | 100.00% |
| **Total** | **1,962** | **$284,442,108.24** | **100.00%** | **8.672%** | **83.32%** | **626** | **49.38%** | **81.52%** |

| Loan Type | # of Loans | Current Principal Balance($) | Pct by Curr Prin Bal(%) | Weighted Average Gross Coupon(%) | Weighted Average Orig LTV(%) | Weighted Average FICO | Full Doc (%) | ARM (%) |
|---|---|---|---|---|---|---|---|---|
| Adj Rate Mortgage | 1,299 | $231,881,171.76 | 81.52% | 8.416% | 82.35% | 629 | 47.13% | 100.00% |
| Fixed Rate Mortgage | 663 | $52,560,936.48 | 18.48% | 9.798% | 87.59% | 615 | 59.30% | 0.00% |
| **Total** | **1,962** | **$284,442,108.24** | **100.00%** | **8.672%** | **83.32%** | **626** | **49.38%** | **81.52%** |

| Gross Margin (%) | # of Loans | Current Principal Balance($) | Pct by Curr Prin Bal(%) | Weighted Average Gross Coupon(%) | Weighted Average Orig LTV(%) | Weighted Average FICO | Full Doc (%) | ARM (%) |
|---|---|---|---|---|---|---|---|---|
| <= 4.999 | 33 | $7,811,331.09 | 3.37% | 6.773% | 79.78% | 673 | 93.22% | 100.00% |
| 5.000—5.999 | 297 | $62,049,334.55 | 26.76% | 7.789% | 80.39% | 638 | 66.02% | 100.00% |
| 6.000—6.999 | 599 | $110,274,111.84 | 47.56% | 8.445% | 82.06% | 632 | 32.50% | 100.00% |
| >= 7.000 | 370 | $51,746,394.28 | 22.32% | 9.356% | 85.73% | 606 | 48.72% | 100.00% |
| **Total** | **1,299** | **$231,881,171.76** | **100.00%** | **8.416%** | **82.35%** | **629** | **47.13%** | **100.00%** |

| Minimum Interest Rate (%) | # of Loans | Current Principal Balance($) | Pct by Curr Prin Bal(%) | Weighted Average Gross Coupon(%) | Weighted Average Orig LTV(%) | Weighted Average FICO | Full Doc (%) | ARM (%) |
|---|---|---|---|---|---|---|---|---|
| <= 4.999 | 2 | $506,471.85 | 0.22% | 6.782% | 80.42% | 662 | 86.57% | 100.00% |
| 5.000—5.499 | 6 | $1,202,382.51 | 0.52% | 7.053% | 79.18% | 620 | 100.00% | 100.00% |
| 5.500—5.999 | 30 | $4,940,971.64 | 2.13% | 7.688% | 81.07% | 647 | 68.31% | 100.00% |
| 6.000—6.499 | 33 | $7,911,701.18 | 3.41% | 7.487% | 78.39% | 665 | 63.33% | 100.00% |
| 6.500—6.999 | 60 | $10,002,381.03 | 4.31% | 7.399% | 81.23% | 648 | 76.76% | 100.00% |
| 7.000—7.499 | 98 | $20,861,325.99 | 9.00% | 7.487% | 81.17% | 641 | 79.55% | 100.00% |
| 7.500—7.999 | 218 | $47,955,378.53 | 20.68% | 7.806% | 80.65% | 639 | 51.25% | 100.00% |
| 8.000—8.499 | 230 | $41,270,285.67 | 17.80% | 8.269% | 80.84% | 638 | 31.64% | 100.00% |
| 8.500—8.999 | 267 | $48,382,195.12 | 20.87% | 8.721% | 83.45% | 624 | 32.69% | 100.00% |
| 9.000—9.499 | 124 | $18,517,353.07 | 7.99% | 9.234% | 84.17% | 612 | 35.05% | 100.00% |
| 9.500—9.999 | 134 | $19,505,057.84 | 8.41% | 9.737% | 87.31% | 600 | 44.73% | 100.00% |
| 10.000—10.499 | 48 | $5,632,202.65 | 2.43% | 10.209% | 83.64% | 579 | 59.55% | 100.00% |
| 10.500—10.999 | 33 | $3,939,317.18 | 1.70% | 10.706% | 89.43% | 590 | 55.13% | 100.00% |
| 11.000—11.499 | 12 | $1,027,825.00 | 0.44% | 11.175% | 86.01% | 563 | 65.43% | 100.00% |
| 11.500—11.999 | 3 | $160,183.46 | 0.07% | 11.575% | 79.24% | 569 | 37.42% | 100.00% |
| 12.000—12.499 | 1 | $66,139.04 | 0.03% | 12.300% | 95.00% | 543 | 100.00% | 100.00% |
| **Total** | **1,299** | **$231,881,171.76** | **100.00%** | **8.416%** | **82.35%** | **629** | **47.13%** | **100.00%** |

| Maximum Interest Rate (%) | # of Loans | Current Principal Balance($) | Pct by Curr Prin Bal(%) | Weighted Average Gross Coupon(%) | Weighted Average Orig LTV(%) | Weighted Average FICO | Full Doc (%) | ARM (%) |
|---|---|---|---|---|---|---|---|---|
| 11.000—11.499 | 2 | $682,755.82 | 0.29% | 6.649% | 80.00% | 663 | 100.00% | 100.00% |
| 11.500—11.999 | 4 | $669,178.28 | 0.29% | 6.840% | 67.50% | 664 | 85.21% | 100.00% |
| 12.000—12.499 | 12 | $3,057,993.46 | 1.32% | 6.766% | 78.35% | 682 | 84.53% | 100.00% |
| 12.500—12.999 | 36 | $7,362,358.28 | 3.18% | 6.953% | 80.49% | 645 | 85.54% | 100.00% |
| 13.000—13.499 | 78 | $15,534,252.11 | 6.70% | 7.447% | 79.66% | 633 | 82.36% | 100.00% |
| 13.500—13.999 | 192 | $35,154,908.34 | 15.16% | 7.775% | 81.09% | 636 | 63.43% | 100.00% |
| 14.000—14.499 | 227 | $41,356,099.26 | 17.84% | 8.108% | 81.09% | 646 | 37.43% | 100.00% |
| 14.500—14.999 | 297 | $55,726,382.92 | 24.03% | 8.460% | 82.29% | 632 | 34.54% | 100.00% |
| 15.000—15.499 | 147 | $26,631,489.38 | 11.48% | 8.809% | 83.14% | 625 | 35.14% | 100.00% |
| 15.500—15.999 | 157 | $25,681,686.50 | 11.08% | 9.298% | 86.51% | 609 | 42.57% | 100.00% |
| 16.000—16.499 | 60 | $8,101,104.99 | 3.49% | 9.692% | 80.77% | 580 | 49.87% | 100.00% |
| 16.500—16.999 | 51 | $7,192,769.41 | 3.10% | 10.056% | 87.08% | 591 | 30.06% | 100.00% |
| 17.000—17.499 | 22 | $2,544,538.07 | 1.10% | 10.562% | 87.87% | 563 | 54.76% | 100.00% |
| 17.500—17.999 | 11 | $1,991,302.89 | 0.86% | 10.759% | 90.14% | 592 | 62.98% | 100.00% |
| 18.000—18.499 | 2 | $134,410.11 | 0.06% | 11.830% | 92.46% | 557 | 100.00% | 100.00% |
| 18.500—18.999 | 1 | $59,941.94 | 0.03% | 11.500% | 80.00% | 539 | 100.00% | 100.00% |
| **Total** | **1,299** | **$231,881,171.76** | **100.00%** | **8.416%** | **82.35%** | **629** | **47.13%** | **100.00%** |

| Initial Periodic Cap (%) | # of Loans | Current Principal Balance($) | Pct by Curr Prin Bal(%) | Weighted Average Gross Coupon(%) | Weighted Average Orig LTV(%) | Weighted Average FICO | Full Doc (%) | ARM (%) |
|---|---|---|---|---|---|---|---|---|
| 1.000 | 4 | $383,049.44 | 0.17% | 8.846% | 81.66% | 641 | 19.38% | 100.00% |
| 2.000 | 27 | $5,953,780.24 | 2.57% | 8.163% | 84.39% | 636 | 43.33% | 100.00% |
| 3.000 | 1,262 | $224,741,526.20 | 96.92% | 8.424% | 82.30% | 629 | 47.16% | 100.00% |
| 3.010 | 1 | $99,748.86 | 0.04% | 6.850% | 57.47% | 644 | 100.00% | 100.00% |
| 3.050 | 1 | $289,590.62 | 0.12% | 7.550% | 92.95% | 676 | 100.00% | 100.00% |
| 3.150 | 1 | $61,655.23 | 0.03% | 9.350% | 95.00% | 640 | 100.00% | 100.00% |
| 3.250 | 1 | $154,024.45 | 0.07% | 8.550% | 80.00% | 626 | 0.00% | 100.00% |
| 3.900 | 1 | $111,035.48 | 0.05% | 7.950% | 80.00% | 598 | 100.00% | 100.00% |
| 11.000 | 1 | $86,761.24 | 0.04% | 8.000% | 77.68% | 625 | 100.00% | 100.00% |
| **Total** | **1,299** | **$231,881,171.76** | **100.00%** | **8.416%** | **82.35%** | **629** | **47.13%** | **100.00%** |

| Subsequent Periodic Cap (%) | # of Loans | Current Principal Balance($) | Pct by Curr Prin Bal(%) | Weighted Average Gross Coupon(%) | Weighted Average Orig LTV(%) | Weighted Average FICO | Full Doc (%) | ARM (%) |
|---|---|---|---|---|---|---|---|---|
| 1.000 | 1,240 | $221,807,039.50 | 95.66% | 8.402% | 82.32% | 629 | 47.19% | 100.00% |
| 1.500 | 59 | $10,074,132.26 | 4.34% | 8.724% | 83.03% | 617 | 45.96% | 100.00% |
| **Total** | **1,299** | **$231,881,171.76** | **100.00%** | **8.416%** | **82.35%** | **629** | **47.13%** | **100.00%** |

| Next Rate Change Date | # of Loans | Current Principal Balance($) | Pct by Curr Prin Bal(%) | Weighted Average Gross Coupon(%) | Weighted Average Orig LTV(%) | Weighted Average FICO | Full Doc (%) | ARM (%) |
|---|---|---|---|---|---|---|---|---|
| 7/1/2007 | 1 | $63,797.26 | 0.03% | 8.350% | 80.00% | 634 | 0.00% | 100.00% |
| 9/1/2007 | 2 | $393,248.42 | 0.17% | 9.159% | 80.00% | 595 | 30.88% | 100.00% |
| 4/1/2008 | 5 | $1,201,663.54 | 0.52% | 8.582% | 84.14% | 596 | 48.36% | 100.00% |
| 5/1/2008 | 7 | $1,474,500.85 | 0.64% | 8.548% | 89.27% | 619 | 10.78% | 100.00% |
| 6/1/2008 | 45 | $8,388,314.12 | 3.62% | 8.707% | 82.31% | 607 | 35.39% | 100.00% |
| 7/1/2008 | 82 | $14,909,729.07 | 6.43% | 8.328% | 82.63% | 622 | 62.27% | 100.00% |
| 8/1/2008 | 232 | $44,783,270.58 | 19.31% | 8.366% | 82.94% | 635 | 39.57% | 100.00% |
| 9/1/2008 | 739 | $114,702,691.51 | 49.47% | 8.465% | 81.45% | 630 | 50.32% | 100.00% |
| 10/1/2008 | 71 | $22,054,508.84 | 9.51% | 8.407% | 83.43% | 634 | 31.51% | 100.00% |
| 11/1/2008 | 1 | $382,325.96 | 0.16% | 8.800% | 85.00% | 538 | 100.00% | 100.00% |
| 5/1/2009 | 1 | $565,446.16 | 0.24% | 6.950% | 90.00% | 637 | 0.00% | 100.00% |
| 6/1/2009 | 5 | $898,100.71 | 0.39% | 8.105% | 85.56% | 617 | 64.76% | 100.00% |
| 7/1/2009 | 10 | $2,013,154.34 | 0.87% | 8.556% | 87.07% | 606 | 51.25% | 100.00% |
| 8/1/2009 | 19 | $5,221,606.32 | 2.25% | 8.087% | 86.41% | 626 | 43.72% | 100.00% |
| 9/1/2009 | 37 | $6,763,743.73 | 2.92% | 8.440% | 82.96% | 632 | 44.10% | 100.00% |
| 10/1/2009 | 2 | $325,833.33 | 0.14% | 9.754% | 84.79% | 563 | 28.21% | 100.00% |
| 4/1/2011 | 1 | $343,999.08 | 0.15% | 7.250% | 97.18% | 612 | 100.00% | 100.00% |
| 6/1/2011 | 1 | $242,466.86 | 0.10% | 8.660% | 90.00% | 611 | 100.00% | 100.00% |
| 7/1/2011 | 4 | $1,298,377.78 | 0.56% | 8.043% | 88.80% | 598 | 100.00% | 100.00% |
| 8/1/2011 | 7 | $1,301,974.73 | 0.56% | 8.316% | 77.67% | 611 | 76.09% | 100.00% |
| 9/1/2011 | 21 | $3,024,812.08 | 1.30% | 8.280% | 82.36% | 644 | 69.59% | 100.00% |
| 8/1/2016 | 1 | $249,807.54 | 0.11% | 6.300% | 55.56% | 692 | 100.00% | 100.00% |
| 9/1/2016 | 5 | $1,277,798.95 | 0.55% | 7.436% | 76.47% | 635 | 94.68% | 100.00% |
| **Total** | **1,299** | **$231,881,171.76** | **100.00%** | **8.416%** | **82.35%** | **629** | **47.13%** | **100.00%** |

| Location | # of Loans | Current Principal Balance($) | Pct by Curr Prin Bal(%) | Weighted Average Gross Coupon(%) | Weighted Average Orig LTV(%) | Weighted Average FICO | Full Doc (%) | ARM (%) |
|---|---|---|---|---|---|---|---|---|
| Alabama | 2 | $252,496.36 | 0.09% | 8.532% | 88.24% | 630 | 64.74% | 100.00% |
| Arizona | 50 | $8,952,256.56 | 3.15% | 8.599% | 79.59% | 627 | 32.48% | 82.27% |
| Arkansas | 15 | $1,178,161.97 | 0.41% | 8.460% | 83.65% | 632 | 85.64% | 87.41% |
| California | 220 | $59,820,917.98 | 21.03% | 8.381% | 83.84% | 635 | 48.74% | 80.91% |
| Colorado | 45 | $5,625,404.99 | 1.98% | 8.848% | 84.90% | 626 | 52.51% | 80.82% |
| Connecticut | 3 | $428,723.29 | 0.15% | 9.767% | 88.78% | 620 | 0.00% | 93.97% |
| Florida | 209 | $36,897,499.75 | 12.97% | 8.848% | 83.78% | 621 | 31.53% | 86.75% |
| Georgia | 85 | $9,819,066.03 | 3.45% | 8.657% | 82.79% | 619 | 56.98% | 82.53% |
| Hawaii | 1 | $375,000.00 | 0.13% | 8.350% | 62.29% | 585 | 0.00% | 100.00% |
| Idaho | 1 | $39,888.73 | 0.01% | 8.550% | 69.57% | 578 | 100.00% | 100.00% |
| Illinois | 97 | $15,934,739.87 | 5.60% | 8.600% | 83.56% | 652 | 36.24% | 89.22% |
| Indiana | 46 | $3,946,257.34 | 1.39% | 9.262% | 87.37% | 606 | 80.20% | 81.99% |
| Iowa | 2 | $136,522.85 | 0.05% | 10.683% | 90.00% | 566 | 100.00% | 100.00% |
| Kansas | 11 | $1,138,151.05 | 0.40% | 9.335% | 84.51% | 590 | 64.88% | 62.71% |
| Kentucky | 27 | $2,044,595.85 | 0.72% | 8.683% | 81.13% | 631 | 84.92% | 70.55% |
| Louisiana | 4 | $517,412.54 | 0.18% | 9.459% | 81.18% | 602 | 68.15% | 68.15% |
| Maryland | 23 | $5,407,998.25 | 1.90% | 8.238% | 80.30% | 626 | 50.49% | 92.11% |
| Massachusetts | 7 | $1,479,580.66 | 0.52% | 9.395% | 85.77% | 593 | 41.42% | 82.92% |
| Michigan | 120 | $11,849,069.38 | 4.17% | 8.975% | 84.85% | 619 | 65.30% | 87.41% |
| Minnesota | 6 | $709,875.38 | 0.25% | 8.464% | 81.61% | 662 | 23.78% | 91.96% |
| Mississippi | 3 | $239,621.58 | 0.08% | 10.411% | 87.50% | 552 | 100.00% | 100.00% |
| Missouri | 62 | $6,232,214.35 | 2.19% | 8.879% | 82.54% | 613 | 64.33% | 88.71% |
| Nevada | 52 | $9,429,595.24 | 3.32% | 8.634% | 83.90% | 629 | 40.62% | 80.94% |
| New Jersey | 26 | $6,119,316.13 | 2.15% | 8.422% | 84.21% | 655 | 29.36% | 88.32% |
| New Mexico | 5 | $634,238.14 | 0.22% | 9.089% | 83.89% | 619 | 65.58% | 40.74% |
| New York | 42 | $12,485,129.37 | 4.39% | 8.572% | 82.13% | 637 | 13.74% | 87.48% |
| North Carolina | 84 | $8,697,389.71 | 3.06% | 8.704% | 81.44% | 613 | 66.52% | 80.59% |
| Ohio | 162 | $15,170,484.98 | 5.33% | 8.808% | 85.41% | 627 | 65.12% | 79.70% |
| Oklahoma | 33 | $2,633,971.16 | 0.93% | 9.177% | 83.33% | 599 | 81.50% | 56.33% |
| Oregon | 15 | $2,950,452.67 | 1.04% | 7.874% | 82.07% | 640 | 64.16% | 82.45% |
| Pennsylvania | 104 | $9,389,168.51 | 3.30% | 9.035% | 83.56% | 602 | 60.96% | 71.37% |
| Rhode Island | 2 | $454,690.16 | 0.16% | 6.945% | 83.72% | 652 | 59.29% | 59.29% |
| South Carolina | 25 | $2,414,098.21 | 0.85% | 9.006% | 83.93% | 619 | 83.09% | 80.87% |
| Tennessee | 46 | $4,670,217.25 | 1.64% | 8.852% | 83.45% | 609 | 65.58% | 70.59% |
| Texas | 239 | $22,224,712.26 | 7.81% | 8.929% | 81.38% | 614 | 58.56% | 65.18% |
| Utah | 13 | $2,279,241.04 | 0.80% | 8.167% | 80.62% | 640 | 47.12% | 90.45% |
| Virginia | 45 | $8,029,293.04 | 2.82% | 8.277% | 83.72% | 638 | 63.85% | 84.82% |
| Washington | 19 | $2,699,325.74 | 0.95% | 8.600% | 83.07% | 628 | 41.52% | 87.84% |
| West Virginia | 5 | $483,169.23 | 0.17% | 8.965% | 85.71% | 630 | 63.79% | 90.02% |
| Wisconsin | 3 | $298,603.18 | 0.10% | 8.801% | 82.41% | 640 | 24.07% | 100.00% |
| Wyoming | 3 | $353,557.46 | 0.12% | 8.615% | 90.25% | 672 | 100.00% | 100.00% |
| **Total** | **1,962** | **$284,442,108.24** | **100.00%** | **8.672%** | **83.32%** | **626** | **49.38%** | **81.52%** |

# Mortgage Loan Statistics—Group I

|  |  | Minimum | Maximum |
|---|---|---|---|
| Scheduled Principal Balance | $151,901,868 | $11,054 | $415,771 |
| Average Scheduled Principal Balance | $129,942 |  |  |
| Number of Mortgage Loans | 1,169 |  |  |
|  |  |  |  |
| Weighted Average Gross Coupon | 8.586% | 5.990% | 12.990% |
| Weighted Average FICO Score | 615 | 510 | 801 |
| Weighted Average Original LTV | 82.05% | 26.53% | 100.00% |
| Weighted Average Combined Original LTV | 89.10% | 26.53% | 100.00% |
| Weighted Average DTI | 41.74% | 20.00% | 55.00% |
|  |  |  |  |
| Weighted Average Original Term | 357 months | 180 months | 360 months |
| Weighted Average Stated Remaining Term | 354 months | 174 months | 358 months |
| Weighted Average Seasoning | 3 months | 2 months | 8 months |
|  |  |  |  |
| Weighted Average Gross Margin | 6.444% | 3.000% | 7.990% |
| Weighted Average Minimum Interest Rate | 8.314% | 5.150% | 11.600% |
| Weighted Average Maximum Interest Rate | 14.616% | 11.400% | 17.990% |
| Weighted Average Initial Rate Cap | 2.984% | 1.000% | 11.000% |
| Weighted Average Subsequent Rate Cap | 1.022% | 1.000% | 1.500% |
| Weighted Average Months to Roll | 23 months | 7 months | 117 months |
|  |  |  |  |
| Maturity Date |  | June 1,2021 | October 1,2036 |

| | | | |
|---|---|---|---|
| Adj Rate Mortgage | 82.98% | Full | 57.87% |
| Fixed Rate Mortgage | 17.02% | Limited | 1.80% |
|  |  | Stated | 40.34% |
| ARM—1 Yr/6 Mth | 0.12% |  |  |
| ARM—10 Yr/6 Mth IO | 0.41% | Cash-Out Refi | 57.19% |
| ARM—2 Yr/6 Mth | 37.15% | Purchase | 34.68% |
| ARM—2 Yr/6 Mth IO | 2.61% | Rate/Term Refi | 8.13% |
| ARM—3 Yr/6 Mth | 2.92% |  |  |
| ARM—5 Yr/6 Mth | 1.42% | Condominium | 4.88% |
| ARM—5 Yr/6 Mth IO | 0.26% | Planned Unit Development | 15.02% |
| Balloon—15 Year | 0.41% | Single Family | 75.73% |
| Balloon—2 Yr/6 Mnth | 33.90% | Two to Four Family | 4.36% |
| Balloon—3 Yr/6 Mnth | 2.90% |  |  |
| Balloon—30 Year | 3.54% | Investor | 8.15% |
| Balloon—5 Yr/6 Mnth | 1.29% | Owner-Occupied | 91.58% |
| Fixed—15 Year | 0.86% | Second Home | 0.27% |
| Fixed—20 Year | 0.36% |  |  |
| Fixed—30 Year | 11.84% | First Lien | 98.41% |
|  |  | Second Lien | 1.59% |
| Not Interest Only | 96.72% |  |  |
| Interest Only | 3.28% | Top 5 Locations: |  |
|  |  | California | 11.75% |
| Prepay Penalty: N/A | 28.55% | Florida | 9.43% |
| Prepay Penalty: 6 months | 0.08% | Texas | 9.14% |
| Prepay Penalty: 12 months | 2.10% | Ohio | 7.29% |
| Prepay Penalty: 24 months | 49.44% | Michigan | 7.05% |
| Prepay Penalty: 30 months | 0.67% |  |  |
| Prepay Penalty: 36 months | 19.17% |  |  |

| Current Balance ($) | # of Loans | Current Principal Balance($) | Pct by Curr Prin Bal(%) | Weighted Average Gross Coupon(%) | Weighted Average Orig LTV(%) | Weighted Average FICO | Full Doc (%) | ARM (%) |
|---|---|---|---|---|---|---|---|---|
| 0.01—50,000.00 | 91 | $3,029,006.47 | 1.99% | 10.596% | 88.92% | 622 | 61.99% | 25.85% |
| 50,000.01—100,000.00 | 446 | $33,196,679.08 | 21.85% | 8.878% | 81.52% | 608 | 69.90% | 70.07% |
| 100,000.01—150,000.00 | 296 | $36,087,654.57 | 23.76% | 8.684% | 81.89% | 616 | 60.85% | 83.62% |
| 150,000.01—200,000.00 | 141 | $24,285,123.47 | 15.99% | 8.473% | 82.04% | 617 | 56.20% | 84.38% |
| 200,000.01—250,000.00 | 64 | $14,133,082.44 | 9.30% | 8.562% | 81.14% | 622 | 39.32% | 88.81% |
| 250,000.01—300,000.00 | 55 | $15,009,439.97 | 9.88% | 8.385% | 80.99% | 615 | 43.53% | 90.89% |
| 300,000.01—350,000.00 | 44 | $14,111,520.36 | 9.29% | 7.877% | 83.79% | 622 | 56.72% | 95.40% |
| 350,000.01—400,000.00 | 26 | $9,597,012.91 | 6.32% | 8.252% | 83.08% | 607 | 65.69% | 96.08% |
| 400,000.01—450,000.00 | 6 | $2,452,348.99 | 1.61% | 8.568% | 80.75% | 616 | 33.02% | 100.00% |
| **Total** | **1,169** | **$151,901,868.26** | **100.00%** | **8.586%** | **82.05%** | **615** | **57.87%** | **82.98%** |

| Mortgage Interest Rate (%) | # of Loans | Current Principal Balance($) | Pct by Curr Prin Bal(%) | Weighted Average Gross Coupon(%) | Weighted Average Orig LTV(%) | Weighted Average FICO | Full Doc (%) | ARM (%) |
|---|---|---|---|---|---|---|---|---|
| 5.500—5.999 | 1 | $322,483.14 | 0.21% | 5.990% | 80.00% | 720 | 100.00% | 100.00% |
| 6.000—6.499 | 5 | $934,075.68 | 0.61% | 6.331% | 70.40% | 676 | 100.00% | 86.56% |
| 6.500—6.999 | 30 | $6,014,497.73 | 3.96% | 6.784% | 79.11% | 643 | 96.92% | 81.25% |
| 7.000—7.499 | 58 | $9,645,888.84 | 6.35% | 7.274% | 79.18% | 634 | 93.45% | 86.84% |
| 7.500—7.999 | 180 | $28,337,225.30 | 18.65% | 7.789% | 79.40% | 623 | 73.14% | 85.83% |
| 8.000—8.499 | 207 | $28,113,715.54 | 18.51% | 8.258% | 80.34% | 625 | 46.82% | 85.80% |
| 8.500—8.999 | 239 | $33,619,308.97 | 22.13% | 8.725% | 82.76% | 613 | 42.66% | 88.98% |
| 9.000—9.499 | 144 | $17,684,445.51 | 11.64% | 9.218% | 82.92% | 600 | 45.76% | 82.83% |
| 9.500—9.999 | 159 | $17,072,424.96 | 11.24% | 9.738% | 87.26% | 596 | 58.66% | 82.01% |
| 10.000—10.499 | 40 | $4,055,612.09 | 2.67% | 10.241% | 83.17% | 575 | 59.08% | 71.11% |
| 10.500—10.999 | 38 | $2,980,371.07 | 1.96% | 10.741% | 87.54% | 586 | 40.12% | 40.18% |
| 11.000—11.499 | 30 | $1,619,232.70 | 1.07% | 11.208% | 90.13% | 607 | 36.31% | 30.84% |
| 11.500—11.999 | 15 | $656,362.90 | 0.43% | 11.715% | 90.67% | 583 | 84.91% | 9.04% |
| 12.000—12.499 | 18 | $544,903.96 | 0.36% | 12.218% | 97.52% | 610 | 91.93% | 0.00% |
| 12.500—12.999 | 5 | $301,319.87 | 0.20% | 12.860% | 93.73% | 563 | 74.48% | 0.00% |
| **Total** | **1,169** | **$151,901,868.26** | **100.00%** | **8.586%** | **82.05%** | **615** | **57.87%** | **82.98%** |

| FICO | # of Loans | Current Principal Balance($) | Pct by Curr Prin Bal(%) | Weighted Average Gross Coupon(%) | Weighted Average Orig LTV(%) | Weighted Average FICO | Full Doc (%) | ARM (%) |
|---|---|---|---|---|---|---|---|---|
| 500—524 | 19 | $2,627,114.03 | 1.73% | 9.189% | 76.48% | 520 | 57.17% | 84.56% |
| 525—549 | 77 | $8,790,074.41 | 5.79% | 9.518% | 78.85% | 538 | 66.76% | 64.18% |
| 550—574 | 127 | $16,652,758.11 | 10.96% | 8.960% | 80.67% | 563 | 69.18% | 76.50% |
| 575—599 | 222 | $27,248,891.98 | 17.94% | 8.757% | 81.76% | 588 | 75.10% | 75.84% |
| 600—624 | 278 | $37,348,801.62 | 24.59% | 8.464% | 82.28% | 612 | 60.64% | 79.51% |
| 625—649 | 205 | $26,623,781.90 | 17.53% | 8.421% | 82.58% | 635 | 43.00% | 93.02% |
| 650—674 | 144 | $18,610,430.41 | 12.25% | 8.450% | 83.69% | 661 | 36.93% | 90.31% |
| 675—699 | 55 | $8,100,742.81 | 5.33% | 7.923% | 83.00% | 684 | 55.49% | 98.65% |
| >= 700 | 42 | $5,899,272.99 | 3.88% | 7.942% | 84.18% | 731 | 52.20% | 93.51% |
| **Total** | **1,169** | **$151,901,868.26** | **100.00%** | **8.586%** | **82.05%** | **615** | **57.87%** | **82.98%** |

| Original LTV (%) * | # of Loans | Current Principal Balance($) | Pct by Curr Prin Bal(%) | Weighted Average Gross Coupon(%) | Weighted Average Orig LTV(%) | Weighted Average FICO | Full Doc (%) | ARM (%) |
|---|---|---|---|---|---|---|---|---|
| 0.01—50.00 | 14 | $1,636,958.63 | 1.08% | 8.047% | 42.06% | 586 | 60.51% | 61.59% |
| 50.01—55.00 | 8 | $809,714.39 | 0.53% | 8.453% | 52.16% | 594 | 61.90% | 53.73% |
| 55.01—60.00 | 21 | $2,812,479.68 | 1.85% | 7.909% | 57.59% | 594 | 76.04% | 52.00% |
| 60.01—65.00 | 18 | $2,383,081.21 | 1.57% | 8.954% | 63.59% | 591 | 11.63% | 69.87% |
| 65.01—70.00 | 36 | $4,419,149.06 | 2.91% | 8.429% | 68.60% | 589 | 62.71% | 66.74% |
| 70.01—75.00 | 53 | $6,936,628.45 | 4.57% | 8.583% | 73.70% | 582 | 49.77% | 74.21% |
| 75.01—79.99 | 92 | $11,298,524.51 | 7.44% | 8.400% | 78.69% | 593 | 63.11% | 63.43% |
| 80.00—80.00 | 477 | $64,092,809.38 | 42.19% | 8.248% | 80.00% | 630 | 51.92% | 92.53% |
| 80.01—85.00 | 107 | $14,131,739.25 | 9.30% | 8.946% | 84.56% | 592 | 57.69% | 73.32% |
| 85.01—90.00 | 160 | $25,569,469.32 | 16.83% | 8.839% | 89.65% | 608 | 65.23% | 89.70% |
| 90.01—95.00 | 82 | $11,268,152.06 | 7.42% | 9.133% | 94.73% | 622 | 77.63% | 89.80% |
| 95.01—99.99 | 7 | $720,522.47 | 0.47% | 8.500% | 98.19% | 616 | 67.32% | 58.97% |
| 100.00 | 94 | $5,822,639.85 | 3.83% | 10.094% | 100.00% | 646 | 56.63% | 52.58% |
| **Total** | **1,169** | **$151,901,868.26** | **100.00%** | **8.586%** | **82.05%** | **615** | **57.87%** | **82.98%** |

*Original LTV for all first lien loans and combined original LTV for all second lien loans*

| Combined Original LTV with Simultaneous Seconds (%) ** | # of Loans | Current Principal Balance($) | Pct by Curr Prin Bal(%) | Weighted Average Gross Coupon(%) | Weighted Average Orig LTV(%) | Weighted Average FICO | Full Doc (%) | ARM (%) |
|---|---|---|---|---|---|---|---|---|
| 0.01—50.00 | 14 | $1,636,958.63 | 1.08% | 8.047% | 42.06% | 586 | 60.51% | 61.59% |
| 50.01—55.00 | 7 | $754,884.16 | 0.50% | 8.534% | 51.95% | 595 | 59.13% | 50.37% |
| 55.01—60.00 | 21 | $2,812,479.68 | 1.85% | 7.909% | 57.59% | 594 | 76.04% | 52.00% |
| 60.01—65.00 | 18 | $2,383,081.21 | 1.57% | 8.954% | 63.59% | 591 | 11.63% | 69.87% |
| 65.01—70.00 | 35 | $4,364,001.99 | 2.87% | 8.400% | 68.59% | 590 | 63.50% | 66.32% |
| 70.01—75.00 | 47 | $6,140,526.14 | 4.04% | 8.672% | 73.69% | 576 | 47.05% | 71.92% |
| 75.01—79.99 | 81 | $9,862,601.04 | 6.49% | 8.494% | 78.66% | 589 | 62.75% | 59.36% |
| 80.00—80.00 | 91 | $12,722,799.20 | 8.38% | 8.648% | 80.00% | 604 | 51.09% | 85.26% |
| 80.01—85.00 | 98 | $13,149,260.63 | 8.66% | 8.902% | 84.53% | 592 | 57.17% | 72.46% |
| 85.01—90.00 | 151 | $25,117,471.58 | 16.54% | 8.742% | 89.10% | 609 | 63.39% | 88.97% |
| 90.01—95.00 | 120 | $16,665,663.86 | 10.97% | 8.911% | 90.30% | 622 | 70.76% | 90.42% |
| 95.01—99.99 | 21 | $2,558,192.11 | 1.68% | 8.144% | 85.30% | 624 | 59.38% | 83.60% |
| 100.00 | 465 | $53,733,948.03 | 35.37% | 8.400% | 82.32% | 638 | 53.87% | 90.13% |
| **Total** | **1,169** | **$151,901,868.26** | **100.00%** | **8.586%** | **82.05%** | **615** | **57.87%** | **82.98%** |

*Combined LTV including simultaneous seconds for all first lien loans and combined original LTV for all second lien loans*

| Original Term (months) | # of Loans | Current Principal Balance($) | Pct by Curr Prin Bal(%) | Weighted Average Gross Coupon(%) | Weighted Average Orig LTV(%) | Weighted Average FICO | Full Doc (%) | ARM (%) |
|---|---|---|---|---|---|---|---|---|
| 180 | 42 | $2,030,218.60 | 1.34% | 9.818% | 82.92% | 605 | 57.72% | 4.60% |
| 240 | 8 | $649,026.37 | 0.43% | 8.404% | 78.78% | 594 | 85.29% | 14.71% |
| 360 | 1,119 | $149,222,623.29 | 98.24% | 8.570% | 82.05% | 615 | 57.75% | 84.34% |
| **Total** | **1,169** | **$151,901,868.26** | **100.00%** | **8.586%** | **82.05%** | **615** | **57.87%** | **82.98%** |

| Stated Remaining Term (months) | # of Loans | Current Principal Balance($) | Pct by Curr Prin Bal(%) | Weighted Average Gross Coupon(%) | Weighted Average Orig LTV(%) | Weighted Average FICO | Full Doc (%) | ARM (%) |
|---|---|---|---|---|---|---|---|---|
| 121—180 | 42 | $2,030,218.60 | 1.34% | 9.818% | 82.92% | 605 | 57.72% | 4.60% |
| 181—240 | 8 | $649,026.37 | 0.43% | 8.404% | 78.78% | 594 | 85.29% | 14.71% |
| 301—360 | 1,119 | $149,222,623.29 | 98.24% | 8.570% | 82.05% | 615 | 57.75% | 84.34% |
| **Total** | **1,169** | **$151,901,868.26** | **100.00%** | **8.586%** | **82.05%** | **615** | **57.87%** | **82.98%** |

| Debt Ratio (%) | # of Loans | Current Principal Balance($) | Pct by Curr Prin Bal(%) | Weighted Average Gross Coupon(%) | Weighted Average Orig LTV(%) | Weighted Average FICO | Full Doc (%) | ARM (%) |
|---|---|---|---|---|---|---|---|---|
| 0.01—20.00 | 1 | $51,276.06 | 0.03% | 6.250% | 26.53% | 582 | 100.00% | 0.00% |
| 20.01—25.00 | 46 | $4,329,774.15 | 2.85% | 8.972% | 81.32% | 607 | 56.19% | 64.34% |
| 25.01—30.00 | 87 | $10,000,428.06 | 6.58% | 8.769% | 80.84% | 609 | 59.87% | 80.15% |
| 30.01—35.00 | 146 | $18,254,728.89 | 12.02% | 8.602% | 80.62% | 612 | 57.73% | 77.18% |
| 35.01—40.00 | 190 | $22,836,846.18 | 15.03% | 8.595% | 80.19% | 619 | 56.08% | 85.41% |
| 40.01—45.00 | 276 | $34,644,155.24 | 22.81% | 8.628% | 82.55% | 618 | 56.74% | 82.85% |
| 45.01—50.00 | 307 | $44,214,542.54 | 29.11% | 8.511% | 82.90% | 613 | 55.00% | 86.01% |
| 50.01—55.00 | 116 | $17,570,117.14 | 11.57% | 8.469% | 83.85% | 618 | 68.91% | 84.90% |
| **Total** | **1,169** | **$151,901,868.26** | **100.00%** | **8.586%** | **82.05%** | **615** | **57.87%** | **82.98%** |

| Product | # of Loans | Current Principal Balance($) | Pct by Curr Prin Bal(%) | Weighted Average Gross Coupon(%) | Weighted Average Orig LTV(%) | Weighted Average FICO | Full Doc (%) | ARM (%) |
|---|---|---|---|---|---|---|---|---|
| ARM—1 Yr/6 Mth | 2 | $185,229.28 | 0.12% | 9.333% | 80.00% | 561 | 65.56% | 100.00% |
| ARM—10 Yr/6 Mth IO | 3 | $618,306.40 | 0.41% | 6.715% | 65.58% | 666 | 100.00% | 100.00% |
| ARM—2 Yr/6 Mth | 483 | $56,433,445.09 | 37.15% | 8.763% | 82.69% | 614 | 56.87% | 100.00% |
| ARM—2 Yr/6 Mth IO | 19 | $3,971,973.86 | 2.61% | 8.008% | 79.57% | 661 | 39.67% | 100.00% |
| ARM—3 Yr/6 Mth | 31 | $4,441,661.89 | 2.92% | 8.548% | 83.63% | 613 | 50.56% | 100.00% |
| ARM—5 Yr/6 Mth | 14 | $2,159,515.63 | 1.42% | 8.563% | 81.03% | 617 | 78.28% | 100.00% |
| ARM—5 Yr/6 Mth IO | 3 | $389,341.75 | 0.26% | 8.566% | 80.00% | 663 | 72.67% | 100.00% |
| Balloon—15 Year | 18 | $623,055.32 | 0.41% | 11.195% | 99.94% | 655 | 57.33% | 0.00% |
| Balloon—2 Yr/6 Mnth | 284 | $51,490,899.76 | 33.90% | 8.277% | 81.89% | 624 | 51.70% | 100.00% |
| Balloon—3 Yr/6 Mnth | 21 | $4,399,545.39 | 2.90% | 8.421% | 86.94% | 600 | 66.72% | 100.00% |
| Balloon—30 Year | 41 | $5,378,828.15 | 3.54% | 8.472% | 80.67% | 605 | 67.99% | 0.00% |
| Balloon—5 Yr/6 Mnth | 9 | $1,953,604.76 | 1.29% | 7.831% | 88.34% | 620 | 95.54% | 100.00% |
| Fixed—15 Year | 23 | $1,313,810.53 | 0.86% | 9.251% | 75.06% | 581 | 54.90% | 0.00% |
| Fixed—20 Year | 7 | $553,577.29 | 0.36% | 8.414% | 78.58% | 583 | 100.00% | 0.00% |
| Fixed—30 Year | 211 | $17,989,073.16 | 11.84% | 9.133% | 79.94% | 589 | 69.82% | 0.00% |
| **Total** | **1,169** | **$151,901,868.26** | **100.00%** | **8.586%** | **82.05%** | **615** | **57.87%** | **82.98%** |

| Interest Only | # of Loans | Current Principal Balance($) | Pct by Curr Prin Bal(%) | Weighted Average Gross Coupon(%) | Weighted Average Orig LTV(%) | Weighted Average FICO | Full Doc (%) | ARM (%) |
|---|---|---|---|---|---|---|---|---|
| Interest Ony | 25 | $4,979,622.01 | 3.28% | 7.891% | 77.87% | 662 | 49.74% | 100.00% |
| Not Interest Only | 1,144 | $146,922,246.25 | 96.72% | 8.609% | 82.19% | 613 | 58.14% | 82.40% |
| **Total** | **1,169** | **$151,901,868.26** | **100.00%** | **8.586%** | **82.05%** | **615** | **57.87%** | **82.98%** |

| Interest Only Term (months) | # of Loans | Current Principal Balance($) | Pct by Curr Prin Bal(%) | Weighted Average Gross Coupon(%) | Weighted Average Orig LTV(%) | Weighted Average FICO | Full Doc (%) | ARM (%) |
|---|---|---|---|---|---|---|---|---|
| N/A | 1,144 | $146,922,246.25 | 96.72% | 8.609% | 82.19% | 613 | 58.14% | 82.40% |
| 24 | 1 | $86,761.24 | 0.06% | 8.000% | 77.68% | 625 | 100.00% | 100.00% |
| 60 | 18 | $3,885,212.62 | 2.56% | 8.008% | 79.61% | 662 | 38.33% | 100.00% |
| 84 | 3 | $389,341.75 | 0.26% | 8.566% | 80.00% | 663 | 72.67% | 100.00% |
| 120 | 3 | $618,306.40 | 0.41% | 6.715% | 65.58% | 666 | 100.00% | 100.00% |
| **Total** | **1,169** | **$151,901,868.26** | **100.00%** | **8.586%** | **82.05%** | **615** | **57.87%** | **82.98%** |

| Prepayment Penalty Term (months) | # of Loans | Current Principal Balance($) | Pct by Curr Prin Bal(%) | Weighted Average Gross Coupon(%) | Weighted Average Orig LTV(%) | Weighted Average FICO | Full Doc (%) | ARM (%) |
|---|---|---|---|---|---|---|---|---|
| N/A | 348 | $43,370,904.02 | 28.55% | 8.654% | 81.22% | 618 | 52.77% | 80.06% |
| 6 | 1 | $114,465.19 | 0.08% | 10.250% | 90.00% | 551 | 100.00% | 100.00% |
| 12 | 13 | $3,184,019.15 | 2.10% | 8.331% | 78.28% | 607 | 58.28% | 83.37% |
| 24 | 548 | $75,103,335.55 | 49.44% | 8.506% | 82.56% | 619 | 55.92% | 98.23% |
| 30 | 4 | $1,014,200.01 | 0.67% | 8.332% | 81.95% | 607 | 73.20% | 74.04% |
| 36 | 255 | $29,114,944.34 | 19.17% | 8.721% | 82.34% | 601 | 69.74% | 48.18% |
| **Total** | **1,169** | **$151,901,868.26** | **100.00%** | **8.586%** | **82.05%** | **615** | **57.87%** | **82.98%** |

| Lien Position | # of Loans | Current Principal Balance($) | Pct by Curr Prin Bal(%) | Weighted Average Gross Coupon(%) | Weighted Average Orig LTV(%) | Weighted Average FICO | Full Doc (%) | ARM (%) |
|---|---|---|---|---|---|---|---|---|
| First Lien | 1,096 | $149,481,454.73 | 98.41% | 8.542% | 81.77% | 614 | 58.01% | 84.32% |
| Second Lien | 73 | $2,420,413.53 | 1.59% | 11.284% | 99.23% | 644 | 49.13% | 0.00% |
| **Total** | **1,169** | **$151,901,868.26** | **100.00%** | **8.586%** | **82.05%** | **615** | **57.87%** | **82.98%** |

| Documentation Type | # of Loans | Current Principal Balance($) | Pct by Curr Prin Bal(%) | Weighted Average Gross Coupon(%) | Weighted Average Orig LTV(%) | Weighted Average FICO | Full Doc (%) | ARM (%) |
|---|---|---|---|---|---|---|---|---|
| Full | 720 | $87,898,910.58 | 57.87% | 8.409% | 82.62% | 608 | 100.00% | 79.69% |
| Limited | 25 | $2,731,479.38 | 1.80% | 8.437% | 81.54% | 594 | 0.00% | 51.68% |
| Stated | 424 | $61,271,478.30 | 40.34% | 8.847% | 81.25% | 626 | 0.00% | 89.08% |
| **Total** | **1,169** | **$151,901,868.26** | **100.00%** | **8.586%** | **82.05%** | **615** | **57.87%** | **82.98%** |

| Loan Purpose | # of Loans | Current Principal Balance($) | Pct by Curr Prin Bal(%) | Weighted Average Gross Coupon(%) | Weighted Average Orig LTV(%) | Weighted Average FICO | Full Doc (%) | ARM (%) |
|---|---|---|---|---|---|---|---|---|
| Cash-Out Refi | 569 | $86,874,004.44 | 57.19% | 8.542% | 81.04% | 604 | 56.96% | 79.39% |
| Purchase | 502 | $52,680,395.04 | 34.68% | 8.625% | 83.50% | 635 | 57.63% | 92.08% |
| Rate/Term Refi | 98 | $12,347,468.78 | 8.13% | 8.730% | 83.00% | 607 | 65.24% | 69.42% |
| **Total** | **1,169** | **$151,901,868.26** | **100.00%** | **8.586%** | **82.05%** | **615** | **57.87%** | **82.98%** |

| Property Type | # of Loans | Current Principal Balance($) | Pct by Curr Prin Bal(%) | Weighted Average Gross Coupon(%) | Weighted Average Orig LTV(%) | Weighted Average FICO | Full Doc (%) | ARM (%) |
|---|---|---|---|---|---|---|---|---|
| Condominium | 41 | $7,407,694.96 | 4.88% | 8.591% | 81.95% | 632 | 48.98% | 98.80% |
| Planned Unit Development | 156 | $22,823,069.45 | 15.02% | 8.351% | 81.87% | 624 | 55.83% | 86.70% |
| Single Family | 925 | $115,040,849.92 | 75.73% | 8.618% | 81.87% | 611 | 58.83% | 80.91% |
| Two to Four Family | 47 | $6,630,253.93 | 4.36% | 8.834% | 85.93% | 624 | 58.15% | 88.27% |
| **Total** | **1,169** | **$151,901,868.26** | **100.00%** | **8.586%** | **82.05%** | **615** | **57.87%** | **82.98%** |

| Occupancy Type | # of Loans | Current Principal Balance($) | Pct by Curr Prin Bal(%) | Weighted Average Gross Coupon(%) | Weighted Average Orig LTV(%) | Weighted Average FICO | Full Doc (%) | ARM (%) |
|---|---|---|---|---|---|---|---|---|
| Investor | 109 | $12,379,830.46 | 8.15% | 8.951% | 84.01% | 635 | 62.60% | 96.15% |
| Owner-Occupied | 1,058 | $139,116,454.73 | 91.58% | 8.555% | 81.86% | 613 | 57.51% | 81.75% |
| Second Home | 2 | $405,583.07 | 0.27% | 8.216% | 85.47% | 683 | 36.86% | 100.00% |
| **Total** | **1,169** | **$151,901,868.26** | **100.00%** | **8.586%** | **82.05%** | **615** | **57.87%** | **82.98%** |

| Loan Type | # of Loans | Current Principal Balance($) | Pct by Curr Prin Bal(%) | Weighted Average Gross Coupon(%) | Weighted Average Orig LTV(%) | Weighted Average FICO | Full Doc (%) | ARM (%) |
|---|---|---|---|---|---|---|---|---|
| Adj Rate Mortgage | 869 | $126,043,523.81 | 82.98% | 8.494% | 82.41% | 619 | 55.58% | 100.00% |
| Fixed Rate Mortgage | 300 | $25,858,344.45 | 17.02% | 9.036% | 80.30% | 594 | 69.02% | 0.00% |
| **Total** | **1,169** | **$151,901,868.26** | **100.00%** | **8.586%** | **82.05%** | **615** | **57.87%** | **82.98%** |

| Gross Margin (%) | # of Loans | Current Principal Balance($) | Pct by Curr Prin Bal(%) | Weighted Average Gross Coupon(%) | Weighted Average Orig LTV(%) | Weighted Average FICO | Full Doc (%) | ARM (%) |
|---|---|---|---|---|---|---|---|---|
| <= 4.999 | 19 | $3,931,683.28 | 3.12% | 7.021% | 81.08% | 652 | 88.26% | 100.00% |
| 5.000—5.999 | 205 | $34,085,617.25 | 27.04% | 7.808% | 80.35% | 630 | 74.81% | 100.00% |
| 6.000—6.999 | 388 | $55,403,410.83 | 43.96% | 8.544% | 81.66% | 620 | 43.45% | 100.00% |
| >= 7.000 | 257 | $32,622,812.45 | 25.88% | 9.301% | 85.99% | 602 | 52.14% | 100.00% |
| **Total** | **869** | **$126,043,523.81** | **100.00%** | **8.494%** | **82.41%** | **619** | **55.58%** | **100.00%** |

| Minimum Interest Rate (%) | # of Loans | Current Principal Balance($) | Pct by Curr Prin Bal(%) | Weighted Average Gross Coupon(%) | Weighted Average Orig LTV(%) | Weighted Average FICO | Full Doc (%) | ARM (%) |
|---|---|---|---|---|---|---|---|---|
| 5.000—5.499 | 5 | $847,830.02 | 0.67% | 7.033% | 78.83% | 630 | 100.00% | 100.00% |
| 5.500—5.999 | 23 | $3,382,549.89 | 2.68% | 7.781% | 81.56% | 648 | 75.86% | 100.00% |
| 6.000—6.499 | 17 | $2,949,445.01 | 2.34% | 7.673% | 78.33% | 650 | 71.51% | 100.00% |
| 6.500—6.999 | 45 | $6,774,897.41 | 5.38% | 7.432% | 80.77% | 642 | 82.31% | 100.00% |
| 7.000—7.499 | 64 | $10,036,995.28 | 7.96% | 7.639% | 81.20% | 630 | 92.90% | 100.00% |
| 7.500—7.999 | 138 | $22,224,892.43 | 17.63% | 7.864% | 80.48% | 624 | 67.95% | 100.00% |
| 8.000—8.499 | 148 | $21,627,391.93 | 17.16% | 8.266% | 81.16% | 629 | 41.19% | 100.00% |
| 8.500—8.999 | 180 | $27,365,999.88 | 21.71% | 8.714% | 83.18% | 616 | 39.28% | 100.00% |
| 9.000—9.499 | 101 | $13,489,156.05 | 10.70% | 9.216% | 83.47% | 605 | 40.77% | 100.00% |
| 9.500—9.999 | 107 | $12,892,843.03 | 10.23% | 9.748% | 87.77% | 598 | 55.56% | 100.00% |
| 10.000—10.499 | 24 | $2,883,915.25 | 2.29% | 10.229% | 84.41% | 573 | 65.57% | 100.00% |
| 10.500—10.999 | 11 | $1,097,798.18 | 0.87% | 10.793% | 83.59% | 586 | 23.45% | 100.00% |
| 11.000—11.499 | 5 | $410,479.57 | 0.33% | 11.161% | 80.06% | 576 | 13.43% | 100.00% |
| 11.500—11.999 | 1 | $59,329.88 | 0.05% | 11.600% | 85.00% | 598 | 0.00% | 100.00% |
| **Total** | **869** | **$126,043,523.81** | **100.00%** | **8.494%** | **82.41%** | **619** | **55.58%** | **100.00%** |

| Maximum Interest Rate (%) | # of Loans | Current Principal Balance($) | Pct by Curr Prin Bal(%) | Weighted Average Gross Coupon(%) | Weighted Average Orig LTV(%) | Weighted Average FICO | Full Doc (%) | ARM (%) |
|---|---|---|---|---|---|---|---|---|
| 11.000—11.499 | 1 | $255,576.27 | 0.20% | 7.400% | 80.00% | 609 | 100.00% | 100.00% |
| 11.500—11.999 | 3 | $570,223.72 | 0.45% | 6.561% | 65.33% | 669 | 100.00% | 100.00% |
| 12.000—12.499 | 6 | $1,241,345.77 | 0.98% | 6.987% | 77.08% | 655 | 70.35% | 100.00% |
| 12.500—12.999 | 22 | $4,009,518.60 | 3.18% | 6.950% | 80.62% | 640 | 92.30% | 100.00% |
| 13.000—13.499 | 55 | $8,677,328.61 | 6.88% | 7.444% | 79.44% | 633 | 88.89% | 100.00% |
| 13.500—13.999 | 141 | $21,299,645.43 | 16.90% | 7.780% | 81.01% | 627 | 78.77% | 100.00% |
| 14.000—14.499 | 142 | $19,681,186.73 | 15.61% | 8.251% | 81.82% | 636 | 45.51% | 100.00% |
| 14.500—14.999 | 196 | $29,337,890.38 | 23.28% | 8.617% | 82.34% | 620 | 40.16% | 100.00% |
| 15.000—15.499 | 112 | $16,061,940.49 | 12.74% | 8.932% | 83.20% | 614 | 43.11% | 100.00% |
| 15.500—15.999 | 118 | $15,310,965.64 | 12.15% | 9.435% | 87.85% | 600 | 56.10% | 100.00% |
| 16.000—16.499 | 34 | $4,743,845.81 | 3.76% | 9.560% | 80.16% | 577 | 43.75% | 100.00% |
| 16.500—16.999 | 23 | $2,954,111.19 | 2.34% | 9.949% | 83.53% | 576 | 30.88% | 100.00% |
| 17.000—17.499 | 12 | $1,365,801.83 | 1.08% | 10.517% | 85.48% | 561 | 58.86% | 100.00% |
| 17.500—17.999 | 4 | $534,143.34 | 0.42% | 10.993% | 83.19% | 596 | 21.51% | 100.00% |
| **Total** | **869** | **$126,043,523.81** | **100.00%** | **8.494%** | **82.41%** | **619** | **55.58%** | **100.00%** |

| Initial Periodic Cap (%) | # of Loans | Current Principal Balance($) | Pct by Curr Prin Bal(%) | Weighted Average Gross Coupon(%) | Weighted Average Orig LTV(%) | Weighted Average FICO | Full Doc (%) | ARM (%) |
|---|---|---|---|---|---|---|---|---|
| 1.000 | 3 | $307,049.44 | 0.24% | 9.179% | 82.07% | 622 | 24.18% | 100.00% |
| 2.000 | 13 | $2,211,603.56 | 1.75% | 8.384% | 84.37% | 608 | 71.42% | 100.00% |
| 3.000 | 847 | $122,722,054.93 | 97.36% | 8.498% | 82.37% | 619 | 55.20% | 100.00% |
| 3.010 | 1 | $99,748.86 | 0.08% | 6.850% | 57.47% | 644 | 100.00% | 100.00% |
| 3.050 | 1 | $289,590.62 | 0.23% | 7.550% | 92.95% | 676 | 100.00% | 100.00% |
| 3.150 | 1 | $61,655.23 | 0.05% | 9.350% | 95.00% | 640 | 100.00% | 100.00% |
| 3.250 | 1 | $154,024.45 | 0.12% | 8.550% | 80.00% | 626 | 0.00% | 100.00% |
| 3.900 | 1 | $111,035.48 | 0.09% | 7.950% | 80.00% | 598 | 100.00% | 100.00% |
| 11.000 | 1 | $86,761.24 | 0.07% | 8.000% | 77.68% | 625 | 100.00% | 100.00% |
| **Total** | **869** | **$126,043,523.81** | **100.00%** | **8.494%** | **82.41%** | **619** | **55.58%** | **100.00%** |

| Subsequent Periodic Cap (%) | # of Loans | Current Principal Balance($) | Pct by Curr Prin Bal(%) | Weighted Average Gross Coupon(%) | Weighted Average Orig LTV(%) | Weighted Average FICO | Full Doc (%) | ARM (%) |
|---|---|---|---|---|---|---|---|---|
| 1.000 | 833 | $120,371,979.79 | 95.50% | 8.485% | 82.37% | 620 | 55.95% | 100.00% |
| 1.500 | 36 | $5,671,544.02 | 4.50% | 8.670% | 83.26% | 608 | 47.74% | 100.00% |
| **Total** | **869** | **$126,043,523.81** | **100.00%** | **8.494%** | **82.41%** | **619** | **55.58%** | **100.00%** |

| Next Rate Change Date | # of Loans | Current Principal Balance($) | Pct by Curr Prin Bal(%) | Weighted Average Gross Coupon(%) | Weighted Average Orig LTV(%) | Weighted Average FICO | Full Doc (%) | ARM (%) |
|---|---|---|---|---|---|---|---|---|
| 7/1/2007 | 1 | $63,797.26 | 0.05% | 8.350% | 80.00% | 634 | 0.00% | 100.00% |
| 9/1/2007 | 1 | $121,432.02 | 0.10% | 9.850% | 80.00% | 522 | 100.00% | 100.00% |
| 4/1/2008 | 2 | $136,932.38 | 0.11% | 9.794% | 92.79% | 607 | 63.94% | 100.00% |
| 5/1/2008 | 5 | $703,280.45 | 0.56% | 8.925% | 91.51% | 621 | 22.61% | 100.00% |
| 6/1/2008 | 33 | $5,062,272.97 | 4.02% | 8.674% | 82.62% | 608 | 40.00% | 100.00% |
| 7/1/2008 | 52 | $7,649,079.92 | 6.07% | 8.270% | 83.80% | 616 | 75.23% | 100.00% |
| 8/1/2008 | 137 | $20,627,935.91 | 16.37% | 8.506% | 83.10% | 617 | 52.49% | 100.00% |
| 9/1/2008 | 525 | $70,331,222.99 | 55.80% | 8.516% | 81.45% | 622 | 54.55% | 100.00% |
| 10/1/2008 | 31 | $7,003,268.13 | 5.56% | 8.566% | 83.92% | 626 | 38.35% | 100.00% |
| 11/1/2008 | 1 | $382,325.96 | 0.30% | 8.800% | 85.00% | 538 | 100.00% | 100.00% |
| 6/1/2009 | 5 | $898,100.71 | 0.71% | 8.105% | 85.56% | 617 | 64.76% | 100.00% |
| 7/1/2009 | 9 | $1,742,764.42 | 1.38% | 8.681% | 88.17% | 596 | 59.20% | 100.00% |
| 8/1/2009 | 8 | $1,994,359.08 | 1.58% | 8.296% | 86.09% | 606 | 50.62% | 100.00% |
| 9/1/2009 | 28 | $3,880,149.74 | 3.08% | 8.475% | 83.53% | 613 | 63.57% | 100.00% |
| 10/1/2009 | 2 | $325,833.33 | 0.26% | 9.754% | 84.79% | 563 | 28.21% | 100.00% |
| 4/1/2011 | 1 | $343,999.08 | 0.27% | 7.250% | 97.18% | 612 | 100.00% | 100.00% |
| 6/1/2011 | 1 | $242,466.86 | 0.19% | 8.660% | 90.00% | 611 | 100.00% | 100.00% |
| 7/1/2011 | 3 | $804,654.12 | 0.64% | 8.382% | 88.07% | 585 | 100.00% | 100.00% |
| 8/1/2011 | 5 | $811,758.90 | 0.64% | 8.185% | 76.34% | 616 | 100.00% | 100.00% |
| 9/1/2011 | 16 | $2,299,583.18 | 1.82% | 8.325% | 82.91% | 640 | 71.19% | 100.00% |
| 8/1/2016 | 1 | $249,807.54 | 0.20% | 6.300% | 55.56% | 692 | 100.00% | 100.00% |
| 9/1/2016 | 2 | $368,498.86 | 0.29% | 6.996% | 72.37% | 648 | 100.00% | 100.00% |
| **Total** | **869** | **$126,043,523.81** | **100.00%** | **8.494%** | **82.41%** | **619** | **55.58%** | **100.00%** |

| Location | # of Loans | Current Principal Balance($) | Pct by Curr Prin Bal(%) | Weighted Average Gross Coupon(%) | Weighted Average Orig LTV(%) | Weighted Average FICO | Full Doc (%) | ARM (%) |
|---|---|---|---|---|---|---|---|---|
| Alabama | 2 | $252,496.36 | 0.17% | 8.532% | 88.24% | 630 | 64.74% | 100.00% |
| Arizona | 30 | $5,398,102.99 | 3.55% | 8.414% | 77.26% | 622 | 34.82% | 82.15% |
| Arkansas | 8 | $771,032.26 | 0.51% | 8.388% | 82.58% | 619 | 89.27% | 95.73% |
| California | 60 | $17,854,970.31 | 11.75% | 8.042% | 79.74% | 613 | 54.88% | 93.52% |
| Colorado | 28 | $4,536,411.53 | 2.99% | 8.478% | 83.27% | 627 | 49.41% | 90.10% |
| Connecticut | 2 | $402,864.41 | 0.27% | 9.615% | 88.06% | 619 | 0.00% | 100.00% |
| Florida | 88 | $14,318,367.18 | 9.43% | 8.743% | 80.92% | 599 | 42.48% | 87.95% |
| Georgia | 67 | $7,817,439.45 | 5.15% | 8.733% | 82.72% | 613 | 60.46% | 82.34% |
| Idaho | 1 | $39,888.73 | 0.03% | 8.550% | 69.57% | 578 | 100.00% | 100.00% |
| Illinois | 52 | $7,744,154.48 | 5.10% | 8.530% | 84.05% | 632 | 58.08% | 90.15% |
| Indiana | 40 | $3,581,951.97 | 2.36% | 9.146% | 87.56% | 608 | 78.19% | 81.95% |
| Kansas | 6 | $689,274.27 | 0.45% | 8.836% | 83.66% | 591 | 48.42% | 55.46% |
| Kentucky | 18 | $1,334,024.95 | 0.88% | 8.706% | 80.70% | 617 | 76.89% | 72.34% |
| Louisiana | 3 | $442,579.21 | 0.29% | 9.210% | 87.45% | 614 | 62.76% | 62.76% |
| Maryland | 12 | $3,157,496.31 | 2.08% | 8.115% | 79.59% | 621 | 38.66% | 100.00% |
| Massachusetts | 4 | $1,226,934.60 | 0.81% | 9.194% | 83.09% | 580 | 44.98% | 100.00% |
| Michigan | 105 | $10,709,201.39 | 7.05% | 8.925% | 84.57% | 617 | 64.61% | 87.96% |
| Minnesota | 5 | $691,897.74 | 0.46% | 8.415% | 81.13% | 663 | 21.80% | 94.35% |
| Missouri | 42 | $4,345,907.52 | 2.86% | 8.704% | 83.30% | 607 | 74.86% | 90.75% |
| Nevada | 24 | $5,122,455.03 | 3.37% | 8.197% | 83.29% | 626 | 51.38% | 90.97% |
| New Jersey | 13 | $3,123,097.85 | 2.06% | 7.965% | 77.56% | 630 | 45.38% | 91.01% |
| New Mexico | 4 | $541,551.11 | 0.36% | 8.770% | 81.99% | 608 | 76.80% | 47.71% |
| New York | 9 | $2,397,135.02 | 1.58% | 8.317% | 83.21% | 627 | 26.89% | 85.19% |
| North Carolina | 63 | $6,493,743.32 | 4.27% | 8.625% | 82.07% | 616 | 67.55% | 81.63% |
| Ohio | 115 | $11,079,288.38 | 7.29% | 8.686% | 84.58% | 624 | 71.30% | 81.63% |
| Oklahoma | 21 | $1,657,746.12 | 1.09% | 8.991% | 83.04% | 596 | 79.13% | 42.27% |
| Oregon | 5 | $789,625.29 | 0.52% | 7.973% | 78.33% | 624 | 68.37% | 63.82% |
| Pennsylvania | 78 | $7,200,356.17 | 4.74% | 9.031% | 83.26% | 596 | 60.73% | 69.18% |
| Rhode Island | 2 | $454,690.16 | 0.30% | 6.945% | 83.72% | 652 | 59.29% | 59.29% |
| South Carolina | 16 | $1,847,602.96 | 1.22% | 8.795% | 81.97% | 624 | 80.58% | 83.34% |
| Tennessee | 34 | $3,122,497.56 | 2.06% | 8.875% | 83.75% | 601 | 65.60% | 59.37% |
| Texas | 157 | $13,890,164.91 | 9.14% | 8.864% | 79.22% | 604 | 62.61% | 59.63% |
| Utah | 8 | $1,457,725.52 | 0.96% | 8.149% | 80.30% | 636 | 60.58% | 88.39% |
| Virginia | 28 | $4,910,786.67 | 3.23% | 8.239% | 84.37% | 624 | 65.50% | 91.62% |
| Washington | 10 | $1,466,117.48 | 0.97% | 8.293% | 80.05% | 641 | 26.68% | 92.23% |
| West Virginia | 3 | $380,128.41 | 0.25% | 8.708% | 81.84% | 629 | 53.98% | 90.81% |
| Wisconsin | 3 | $298,603.18 | 0.20% | 8.801% | 82.41% | 640 | 24.07% | 100.00% |
| Wyoming | 3 | $353,557.46 | 0.23% | 8.615% | 90.25% | 672 | 100.00% | 100.00% |
| **Total** | **1,169** | **$151,901,868.26** | **100.00%** | **8.586%** | **82.05%** | **615** | **57.87%** | **82.98%** |

# Mortgage Loan Statistics—Group II

|  |  | Minimum | Maximum |
|---|---|---|---|
| Scheduled Principal Balance | $132,540,240 | $11,507 | $768,406 |
| Average Scheduled Principal Balance | $167,138 |  |  |
| Number of Mortgage Loans | 793 |  |  |
|  |  |  |  |
| Weighted Average Gross Coupon | 8.770% | 6.200% | 13.740% |
| Weighted Average FICO Score | 639 | 518 | 834 |
| Weighted Average Original LTV | 84.78% | 44.12% | 100.00% |
| Weighted Average Combined Original LTV | 94.81% | 44.12% | 100.00% |
| Weighted Average DTI | 40.75% | 2.70% | 55.00% |
|  |  |  |  |
| Weighted Average Original Term | 344 months | 180 months | 360 months |
| Weighted Average Stated Remaining Term | 341 months | 172 months | 358 months |
| Weighted Average Seasoning | 4 months | 2 months | 9 months |
|  |  |  |  |
| Weighted Average Gross Margin | 6.377% | 3.000% | 10.800% |
| Weighted Average Minimum Interest Rate | 8.195% | 4.750% | 12.300% |
| Weighted Average Maximum Interest Rate | 14.634% | 11.000% | 18.500% |
| Weighted Average Initial Rate Cap | 2.963% | 1.000% | 3.000% |
| Weighted Average Subsequent Rate Cap | 1.021% | 1.000% | 1.500% |
| Weighted Average Months to Roll | 23 months | 9 months | 117 months |
|  |  |  |  |
| Maturity Date |  | April 1,2021 | October 1,2036 |

| | | | |
|---|---|---|---|
| Adj Rate Mortgage | 79.85% | Full | 39.66% |
| Fixed Rate Mortgage | 20.15% | Limited | 4.03% |
|  |  | Stated | 56.31% |
| ARM—10 Yr/6 Mth IO | 0.69% |  |  |
| ARM—2 Yr/6 Mth | 27.20% | Cash-Out Refi | 26.11% |
| ARM—2 Yr/6 Mth IO | 16.98% | Purchase | 69.98% |
| ARM—3 Yr/6 Mth | 2.16% | Rate/Term Refi | 3.91% |
| ARM—3 Yr/6 Mth IO | 1.52% |  |  |
| ARM—5 Yr/6 Mth | 0.48% | Condominium | 5.64% |
| Balloon—1 Yr/6 Mnth | 0.21% | Planned Unit Development | 17.64% |
| Balloon—15 Year | 8.21% | Single Family | 68.69% |
| Balloon—2 Yr/6 Mnth | 28.26% | Two to Four Family | 8.03% |
| Balloon—3 Yr/6 Mnth | 1.56% |  |  |
| Balloon—30 Year | 2.58% | Investor | 4.61% |
| Balloon—5 Yr/6 Mnth | 0.81% | Owner-Occupied | 94.55% |
| Fixed—15 Year | 0.43% | Second Home | 0.84% |
| Fixed—30 Year | 8.93% |  |  |
|  |  | First Lien | 85.69% |
| Not Interest Only | 80.82% | Second Lien | 14.31% |
| Interest Only | 19.18% |  |  |
|  |  | Top 5 Locations: |  |
| Prepay Penalty: N/A | 28.25% | California | 31.66% |
| Prepay Penalty: 12 months | 6.75% | Florida | 17.04% |
| Prepay Penalty: 24 months | 50.45% | New York | 7.61% |
| Prepay Penalty: 36 months | 14.55% | Texas | 6.29% |
|  |  | Illinois | 6.18% |

| Current Balance ($) | # of Loans | Current Principal Balance($) | Pct by Curr Prin Bal(%) | Weighted Average Gross Coupon(%) | Weighted Average Orig LTV(%) | Weighted Average FICO | Full Doc (%) | ARM (%) |
|---|---|---|---|---|---|---|---|---|
| 0.01—50,000.00 | 170 | $5,447,226.54 | 4.11% | 11.362% | 97.37% | 633 | 55.60% | 6.67% |
| 50,000.01—100,000.00 | 214 | $15,577,787.76 | 11.75% | 10.570% | 92.54% | 632 | 52.50% | 33.96% |
| 100,000.01—150,000.00 | 101 | $12,401,625.62 | 9.36% | 9.534% | 87.31% | 635 | 43.38% | 68.51% |
| 150,000.01—200,000.00 | 62 | $10,959,609.24 | 8.27% | 8.947% | 83.96% | 632 | 38.23% | 82.68% |
| 200,000.01—250,000.00 | 57 | $12,865,626.28 | 9.71% | 8.369% | 80.91% | 638 | 34.50% | 96.64% |
| 250,000.01—300,000.00 | 50 | $13,627,819.39 | 10.28% | 8.309% | 82.15% | 631 | 42.23% | 91.99% |
| 300,000.01—350,000.00 | 30 | $9,792,735.03 | 7.39% | 7.933% | 80.64% | 644 | 30.24% | 96.66% |
| 350,000.01—400,000.00 | 25 | $9,396,205.73 | 7.09% | 8.087% | 82.79% | 656 | 43.85% | 96.09% |
| 400,000.01—450,000.00 | 26 | $11,097,928.77 | 8.37% | 8.171% | 81.71% | 644 | 27.17% | 92.43% |
| 450,000.01—500,000.00 | 27 | $12,738,138.71 | 9.61% | 7.940% | 82.17% | 647 | 41.00% | 85.44% |
| 500,000.01—550,000.00 | 10 | $5,232,757.67 | 3.95% | 7.888% | 84.09% | 666 | 30.05% | 100.00% |
| 550,000.01—600,000.00 | 7 | $4,049,142.31 | 3.06% | 7.979% | 84.82% | 637 | 27.63% | 100.00% |
| 600,000.01—650,000.00 | 6 | $3,740,369.03 | 2.82% | 8.722% | 84.58% | 635 | 0.00% | 83.57% |
| 650,000.01—700,000.00 | 5 | $3,386,669.76 | 2.56% | 7.854% | 82.57% | 639 | 40.01% | 100.00% |
| 700,000.01—750,000.00 | 2 | $1,458,192.47 | 1.10% | 8.345% | 84.93% | 622 | 100.00% | 100.00% |
| 750,000.01—800,000.00 | 1 | $768,405.67 | 0.58% | 10.650% | 100.00% | 627 | 100.00% | 100.00% |
| **Total** | **793** | **$132,540,239.98** | **100.00%** | **8.770%** | **84.78%** | **639** | **39.66%** | **79.85%** |

| Mortgage Interest Rate (%) | # of Loans | Current Principal Balance($) | Pct by Curr Prin Bal(%) | Weighted Average Gross Coupon(%) | Weighted Average Orig LTV(%) | Weighted Average FICO | Full Doc (%) | ARM (%) |
|---|---|---|---|---|---|---|---|---|
| 6.000—6.499 | 5 | $1,878,792.10 | 1.42% | 6.320% | 79.24% | 715 | 100.00% | 100.00% |
| 6.500—6.999 | 14 | $3,816,965.55 | 2.88% | 6.785% | 80.91% | 664 | 71.21% | 81.88% |
| 7.000—7.499 | 39 | $13,126,896.68 | 9.90% | 7.255% | 80.65% | 643 | 72.27% | 86.79% |
| 7.500—7.999 | 90 | $28,379,741.92 | 21.41% | 7.759% | 80.98% | 651 | 37.02% | 96.13% |
| 8.000—8.499 | 90 | $21,873,793.30 | 16.50% | 8.244% | 80.07% | 647 | 23.89% | 97.31% |
| 8.500—8.999 | 100 | $23,115,402.75 | 17.44% | 8.722% | 83.94% | 636 | 24.77% | 94.60% |
| 9.000—9.499 | 32 | $6,415,309.61 | 4.84% | 9.281% | 85.55% | 625 | 20.86% | 86.50% |
| 9.500—9.999 | 63 | $8,796,488.61 | 6.64% | 9.749% | 88.00% | 608 | 33.13% | 76.84% |
| 10.000—10.499 | 60 | $5,583,652.77 | 4.21% | 10.249% | 89.67% | 622 | 53.89% | 53.90% |
| 10.500—10.999 | 82 | $6,761,629.93 | 5.10% | 10.750% | 95.83% | 631 | 40.47% | 42.95% |
| 11.000—11.499 | 63 | $4,221,872.24 | 3.19% | 11.231% | 96.72% | 643 | 40.04% | 14.62% |
| 11.500—11.999 | 54 | $3,205,323.24 | 2.42% | 11.717% | 98.34% | 629 | 48.80% | 3.15% |
| 12.000—12.499 | 57 | $2,815,071.92 | 2.12% | 12.222% | 99.78% | 619 | 71.34% | 2.35% |
| 12.500—12.999 | 35 | $2,061,039.36 | 1.56% | 12.692% | 99.75% | 618 | 74.46% | 0.00% |
| 13.000—13.499 | 6 | $288,475.20 | 0.22% | 13.075% | 100.00% | 611 | 48.48% | 0.00% |
| 13.500—13.999 | 3 | $199,784.80 | 0.15% | 13.638% | 100.00% | 621 | 42.46% | 0.00% |
| **Total** | **793** | **$132,540,239.98** | **100.00%** | **8.770%** | **84.78%** | **639** | **39.66%** | **79.85%** |

| FICO | # of Loans | Current Principal Balance($) | Pct by Curr Prin Bal(%) | Weighted Average Gross Coupon(%) | Weighted Average Orig LTV(%) | Weighted Average FICO | Full Doc (%) | ARM (%) |
|---|---|---|---|---|---|---|---|---|
| 500—524 | 1 | $277,100.00 | 0.21% | 10.600% | 85.00% | 518 | 0.00% | 100.00% |
| 525—549 | 21 | $3,226,266.90 | 2.43% | 9.582% | 79.44% | 537 | 59.99% | 70.78% |
| 550—574 | 41 | $6,349,022.27 | 4.79% | 9.662% | 82.47% | 564 | 41.98% | 94.51% |
| 575—599 | 79 | $16,052,085.44 | 12.11% | 8.507% | 81.88% | 590 | 72.34% | 76.68% |
| 600—624 | 188 | $23,921,292.92 | 18.05% | 9.278% | 88.40% | 614 | 63.42% | 71.56% |
| 625—649 | 187 | $33,395,885.16 | 25.20% | 8.771% | 84.59% | 635 | 21.42% | 85.00% |
| 650—674 | 154 | $21,659,635.75 | 16.34% | 8.688% | 86.06% | 662 | 30.05% | 73.02% |
| 675—699 | 53 | $12,744,080.06 | 9.62% | 8.199% | 84.22% | 683 | 22.58% | 82.74% |
| >= 700 | 69 | $14,914,871.48 | 11.25% | 8.257% | 83.26% | 730 | 31.09% | 87.85% |
| **Total** | **793** | **$132,540,239.98** | **100.00%** | **8.770%** | **84.78%** | **639** | **39.66%** | **79.85%** |

| Original LTV (%) * | # of Loans | Current Principal Balance($) | Pct by Curr Prin Bal(%) | Weighted Average Gross Coupon(%) | Weighted Average Orig LTV(%) | Weighted Average FICO | Full Doc (%) | ARM (%) |
|---|---|---|---|---|---|---|---|---|
| 0.01—50.00 | 2 | $162,023.46 | 0.12% | 8.627% | 47.28% | 582 | 100.00% | 100.00% |
| 50.01—55.00 | 1 | $78,704.20 | 0.06% | 10.450% | 50.84% | 528 | 100.00% | 100.00% |
| 55.01—60.00 | 3 | $577,016.52 | 0.44% | 8.491% | 57.37% | 590 | 38.03% | 100.00% |
| 60.01—65.00 | 3 | $456,027.72 | 0.34% | 8.429% | 62.59% | 584 | 17.77% | 82.23% |
| 65.01—70.00 | 8 | $1,776,081.42 | 1.34% | 8.528% | 68.64% | 637 | 45.18% | 95.87% |
| 70.01—75.00 | 21 | $4,550,635.55 | 3.43% | 8.900% | 73.80% | 603 | 37.02% | 83.64% |
| 75.01—79.99 | 18 | $5,339,347.57 | 4.03% | 7.791% | 78.37% | 652 | 49.25% | 99.00% |
| 80.00—80.00 | 282 | $68,530,860.75 | 51.71% | 8.049% | 80.00% | 650 | 35.35% | 95.37% |
| 80.01—85.00 | 32 | $6,549,528.05 | 4.94% | 8.845% | 84.42% | 592 | 40.96% | 72.73% |
| 85.01—90.00 | 58 | $14,073,847.74 | 10.62% | 8.621% | 89.61% | 615 | 41.32% | 91.68% |
| 90.01—95.00 | 54 | $9,890,366.26 | 7.46% | 9.470% | 94.85% | 638 | 38.33% | 81.44% |
| 95.01—99.99 | 18 | $1,639,408.93 | 1.24% | 10.256% | 98.12% | 656 | 74.58% | 39.25% |
| 100.00 | 293 | $18,916,391.81 | 14.27% | 11.253% | 100.00% | 646 | 48.46% | 11.25% |
| **Total** | **793** | **$132,540,239.98** | **100.00%** | **8.770%** | **84.78%** | **639** | **39.66%** | **79.85%** |

*Original LTV for all first lien loans and combined original LTV for all second lien loans*

| Combined Original LTV with Simultaneous Seconds (%) ** | # of Loans | Current Principal Balance($) | Pct by Curr Prin Bal(%) | Weighted Average Gross Coupon(%) | Weighted Average Orig LTV(%) | Weighted Average FICO | Full Doc (%) | ARM (%) |
|---|---|---|---|---|---|---|---|---|
| 0.01—50.00 | 2 | $162,023.46 | 0.12% | 8.627% | 47.28% | 582 | 100.00% | 100.00% |
| 50.01—55.00 | 1 | $78,704.20 | 0.06% | 10.450% | 50.84% | 528 | 100.00% | 100.00% |
| 55.01—60.00 | 3 | $577,016.52 | 0.44% | 8.491% | 57.37% | 590 | 38.03% | 100.00% |
| 60.01—65.00 | 3 | $456,027.72 | 0.34% | 8.429% | 62.59% | 584 | 17.77% | 82.23% |
| 65.01—70.00 | 5 | $566,315.81 | 0.43% | 9.108% | 69.39% | 553 | 60.02% | 87.06% |
| 70.01—75.00 | 20 | $4,408,535.51 | 3.33% | 8.938% | 73.76% | 602 | 34.99% | 83.11% |
| 75.01—79.99 | 11 | $3,164,160.11 | 2.39% | 7.905% | 77.73% | 645 | 49.09% | 98.31% |
| 80.00—80.00 | 31 | $4,983,621.67 | 3.76% | 8.696% | 80.00% | 619 | 33.59% | 87.14% |
| 80.01—85.00 | 26 | $6,450,595.61 | 4.87% | 8.689% | 82.54% | 598 | 39.69% | 72.32% |
| 85.01—90.00 | 52 | $13,293,711.73 | 10.03% | 8.521% | 88.04% | 621 | 39.01% | 89.71% |
| 90.01—95.00 | 77 | $15,982,865.21 | 12.06% | 8.867% | 88.94% | 638 | 39.16% | 83.59% |
| 95.01—99.99 | 32 | $4,877,512.36 | 3.68% | 8.600% | 87.12% | 649 | 65.81% | 79.58% |
| 100.00 | 530 | $77,539,150.07 | 58.50% | 8.841% | 85.18% | 651 | 38.30% | 76.35% |
| **Total** | **793** | **$132,540,239.98** | **100.00%** | **8.770%** | **84.78%** | **639** | **39.66%** | **79.85%** |

*\*\*Combined LTV including simultaneous seconds for all first lien loans and combined original LTV for all second lien loans*

| Original Term (months) | # of Loans | Current Principal Balance($) | Pct by Curr Prin Bal(%) | Weighted Average Gross Coupon(%) | Weighted Average Orig LTV(%) | Weighted Average FICO | Full Doc (%) | ARM (%) |
|---|---|---|---|---|---|---|---|---|
| 180 | 172 | $11,439,956.55 | 8.63% | 11.425% | 99.06% | 648 | 52.17% | 0.00% |
| 360 | 621 | $121,100,283.43 | 91.37% | 8.519% | 83.43% | 639 | 38.47% | 87.40% |
| **Total** | **793** | **$132,540,239.98** | **100.00%** | **8.770%** | **84.78%** | **639** | **39.66%** | **79.85%** |

| Stated Remaining Term (months) | # of Loans | Current Principal Balance($) | Pct by Curr Prin Bal(%) | Weighted Average Gross Coupon(%) | Weighted Average Orig LTV(%) | Weighted Average FICO | Full Doc (%) | ARM (%) |
|---|---|---|---|---|---|---|---|---|
| 121—180 | 172 | $11,439,956.55 | 8.63% | 11.425% | 99.06% | 648 | 52.17% | 0.00% |
| 301—360 | 621 | $121,100,283.43 | 91.37% | 8.519% | 83.43% | 639 | 38.47% | 87.40% |
| **Total** | **793** | **$132,540,239.98** | **100.00%** | **8.770%** | **84.78%** | **639** | **39.66%** | **79.85%** |

| Debt Ratio (%) | # of Loans | Current Principal Balance($) | Pct by Curr Prin Bal(%) | Weighted Average Gross Coupon(%) | Weighted Average Orig LTV(%) | Weighted Average FICO | Full Doc (%) | ARM (%) |
|---|---|---|---|---|---|---|---|---|
| 0.01—20.00 | 62 | $8,117,157.95 | 6.12% | 8.365% | 81.72% | 632 | 74.65% | 76.68% |
| 20.01—25.00 | 18 | $2,565,553.73 | 1.94% | 8.525% | 83.78% | 648 | 47.00% | 94.71% |
| 25.01—30.00 | 46 | $6,246,879.47 | 4.71% | 8.745% | 83.17% | 644 | 43.18% | 80.19% |
| 30.01—35.00 | 60 | $7,912,412.34 | 5.97% | 8.717% | 83.40% | 634 | 40.68% | 84.11% |
| 35.01—40.00 | 122 | $22,716,332.72 | 17.14% | 8.605% | 85.00% | 646 | 35.97% | 83.87% |
| 40.01—45.00 | 197 | $32,868,189.33 | 24.80% | 9.029% | 85.41% | 636 | 38.52% | 78.70% |
| 45.01—50.00 | 222 | $40,251,874.17 | 30.37% | 8.796% | 85.69% | 639 | 30.47% | 79.69% |
| 50.01—55.00 | 66 | $11,861,840.27 | 8.95% | 8.661% | 83.59% | 640 | 52.99% | 71.85% |
| **Total** | **793** | **$132,540,239.98** | **100.00%** | **8.770%** | **84.78%** | **639** | **39.66%** | **79.85%** |

| Product | # of Loans | Current Principal Balance($) | Pct by Curr Prin Bal(%) | Weighted Average Gross Coupon(%) | Weighted Average Orig LTV(%) | Weighted Average FICO | Full Doc (%) | ARM (%) |
|---|---|---|---|---|---|---|---|---|
| ARM—10 Yr/6 Mth IO | 3 | $909,300.09 | 0.69% | 7.614% | 78.13% | 630 | 92.52% | 100.00% |
| ARM—2 Yr/6 Mth | 193 | $36,047,252.51 | 27.20% | 8.763% | 84.03% | 634 | 48.88% | 100.00% |
| ARM—2 Yr/6 Mth IO | 71 | $22,499,223.42 | 16.98% | 8.044% | 80.23% | 644 | 39.74% | 100.00% |
| ARM—3 Yr/6 Mth | 8 | $2,865,082.26 | 2.16% | 7.560% | 87.21% | 641 | 49.58% | 100.00% |
| ARM—3 Yr/6 Mth IO | 7 | $2,009,248.32 | 1.52% | 8.362% | 83.92% | 679 | 10.55% | 100.00% |
| ARM—5 Yr/6 Mth | 4 | $637,689.64 | 0.48% | 8.756% | 80.73% | 611 | 32.78% | 100.00% |
| Balloon—1 Yr/6 Mnth | 1 | $271,816.40 | 0.21% | 8.850% | 80.00% | 628 | 0.00% | 100.00% |
| Balloon—15 Year | 153 | $10,875,825.45 | 8.21% | 11.454% | 99.56% | 650 | 51.42% | 0.00% |
| Balloon—2 Yr/6 Mnth | 132 | $37,454,209.83 | 28.26% | 8.147% | 81.46% | 644 | 23.78% | 100.00% |
| Balloon—3 Yr/6 Mnth | 7 | $2,072,346.73 | 1.56% | 8.420% | 82.29% | 623 | 7.59% | 100.00% |
| Balloon—30 Year | 9 | $3,423,170.05 | 2.58% | 8.472% | 82.85% | 600 | 46.76% | 0.00% |
| Balloon—5 Yr/6 Mnth | 4 | $1,071,478.75 | 0.81% | 7.652% | 84.55% | 643 | 86.94% | 100.00% |
| Fixed—15 Year | 19 | $564,131.10 | 0.43% | 10.872% | 89.36% | 620 | 66.72% | 0.00% |
| Fixed—30 Year | 182 | $11,839,465.43 | 8.93% | 10.276% | 93.82% | 634 | 48.58% | 0.00% |
| **Total** | **793** | **$132,540,239.98** | **100.00%** | **8.770%** | **84.78%** | **639** | **39.66%** | **79.85%** |

| Interest Only | # of Loans | Current Principal Balance($) | Pct by Curr Prin Bal(%) | Weighted Average Gross Coupon(%) | Weighted Average Orig LTV(%) | Weighted Average FICO | Full Doc (%) | ARM (%) |
|---|---|---|---|---|---|---|---|---|
| Interest Ony | 81 | $25,417,771.83 | 19.18% | 8.054% | 80.45% | 646 | 39.32% | 100.00% |
| Not Interest Only | 712 | $107,122,468.15 | 80.82% | 8.940% | 85.81% | 638 | 39.74% | 75.07% |
| **Total** | **793** | **$132,540,239.98** | **100.00%** | **8.770%** | **84.78%** | **639** | **39.66%** | **79.85%** |

| Interest Only Term (months) | # of Loans | Current Principal Balance($) | Pct by Curr Prin Bal(%) | Weighted Average Gross Coupon(%) | Weighted Average Orig LTV(%) | Weighted Average FICO | Full Doc (%) | ARM (%) |
|---|---|---|---|---|---|---|---|---|
| N/A | 712 | $107,122,468.15 | 80.82% | 8.940% | 85.81% | 638 | 39.74% | 75.07% |
| 24 | 1 | $40,499.98 | 0.03% | 10.475% | 90.00% | 660 | 100.00% | 100.00% |
| 60 | 75 | $24,249,471.76 | 18.30% | 8.063% | 80.56% | 647 | 37.58% | 100.00% |
| 120 | 5 | $1,127,800.09 | 0.85% | 7.780% | 77.86% | 631 | 74.60% | 100.00% |
| **Total** | **793** | **$132,540,239.98** | **100.00%** | **8.770%** | **84.78%** | **639** | **39.66%** | **79.85%** |

| Prepayment Penalty Term (months) | # of Loans | Current Principal Balance($) | Pct by Curr Prin Bal(%) | Weighted Average Gross Coupon(%) | Weighted Average Orig LTV(%) | Weighted Average FICO | Full Doc (%) | ARM (%) |
|---|---|---|---|---|---|---|---|---|
| N/A | 234 | $37,439,829.54 | 28.25% | 8.957% | 84.55% | 654 | 30.77% | 83.60% |
| 12 | 37 | $8,949,379.38 | 6.75% | 8.982% | 84.98% | 639 | 29.49% | 75.49% |
| 24 | 365 | $66,870,547.27 | 50.45% | 8.645% | 84.10% | 633 | 42.08% | 87.17% |
| 36 | 157 | $19,280,483.79 | 14.55% | 8.744% | 87.49% | 634 | 53.24% | 49.21% |
| **Total** | **793** | **$132,540,239.98** | **100.00%** | **8.770%** | **84.78%** | **639** | **39.66%** | **79.85%** |

| Lien Position | # of Loans | Current Principal Balance($) | Pct by Curr Prin Bal(%) | Weighted Average Gross Coupon(%) | Weighted Average Orig LTV(%) | Weighted Average FICO | Full Doc (%) | ARM (%) |
|---|---|---|---|---|---|---|---|---|
| First Lien | 469 | $113,571,820.44 | 85.69% | 8.338% | 82.36% | 638 | 38.43% | 93.19% |
| Second Lien | 324 | $18,968,419.54 | 14.31% | 11.360% | 99.24% | 647 | 47.01% | 0.00% |
| **Total** | **793** | **$132,540,239.98** | **100.00%** | **8.770%** | **84.78%** | **639** | **39.66%** | **79.85%** |

| Documentation Type | # of Loans | Current Principal Balance($) | Pct by Curr Prin Bal(%) | Weighted Average Gross Coupon(%) | Weighted Average Orig LTV(%) | Weighted Average FICO | Full Doc (%) | ARM (%) |
|---|---|---|---|---|---|---|---|---|
| Full | 369 | $52,561,090.08 | 39.66% | 8.715% | 85.48% | 626 | 100.00% | 74.66% |
| Limited | 22 | $5,345,051.37 | 4.03% | 8.959% | 88.32% | 617 | 0.00% | 75.21% |
| Stated | 402 | $74,634,098.53 | 56.31% | 8.795% | 84.03% | 651 | 0.00% | 83.85% |
| **Total** | **793** | **$132,540,239.98** | **100.00%** | **8.770%** | **84.78%** | **639** | **39.66%** | **79.85%** |

| Loan Purpose | # of Loans | Current Principal Balance($) | Pct by Curr Prin Bal(%) | Weighted Average Gross Coupon(%) | Weighted Average Orig LTV(%) | Weighted Average FICO | Full Doc (%) | ARM (%) |
|---|---|---|---|---|---|---|---|---|
| Cash-Out Refi | 163 | $34,601,144.74 | 26.11% | 8.569% | 83.43% | 626 | 46.29% | 78.19% |
| Purchase | 602 | $92,755,305.32 | 69.98% | 8.860% | 85.16% | 644 | 36.74% | 81.15% |
| Rate/Term Refi | 28 | $5,183,789.92 | 3.91% | 8.505% | 87.02% | 644 | 47.55% | 67.68% |
| **Total** | **793** | **$132,540,239.98** | **100.00%** | **8.770%** | **84.78%** | **639** | **39.66%** | **79.85%** |

| Property Type | # of Loans | Current Principal Balance($) | Pct by Curr Prin Bal(%) | Weighted Average Gross Coupon(%) | Weighted Average Orig LTV(%) | Weighted Average FICO | Full Doc (%) | ARM (%) |
|---|---|---|---|---|---|---|---|---|
| Condominium | 51 | $7,475,346.54 | 5.64% | 8.826% | 83.79% | 633 | 30.69% | 83.28% |
| Planned Unit Development | 129 | $23,383,709.94 | 17.64% | 8.584% | 84.67% | 639 | 47.41% | 76.23% |
| Single Family | 570 | $91,044,057.38 | 68.69% | 8.806% | 85.12% | 639 | 40.45% | 79.80% |
| Two to Four Family | 43 | $10,637,126.12 | 8.03% | 8.832% | 82.81% | 649 | 22.09% | 85.84% |
| **Total** | **793** | **$132,540,239.98** | **100.00%** | **8.770%** | **84.78%** | **639** | **39.66%** | **79.85%** |

| Occupancy Type | # of Loans | Current Principal Balance($) | Pct by Curr Prin Bal(%) | Weighted Average Gross Coupon(%) | Weighted Average Orig LTV(%) | Weighted Average FICO | Full Doc (%) | ARM (%) |
|---|---|---|---|---|---|---|---|---|
| Investor | 44 | $6,110,063.18 | 4.61% | 9.160% | 84.20% | 641 | 70.03% | 94.10% |
| Owner-Occupied | 747 | $125,320,502.38 | 94.55% | 8.752% | 84.79% | 640 | 38.53% | 78.98% |
| Second Home | 2 | $1,109,674.42 | 0.84% | 8.638% | 86.44% | 615 | 0.00% | 100.00% |
| **Total** | **793** | **$132,540,239.98** | **100.00%** | **8.770%** | **84.78%** | **639** | **39.66%** | **79.85%** |

| Loan Type | # of Loans | Current Principal Balance($) | Pct by Curr Prin Bal(%) | Weighted Average Gross Coupon(%) | Weighted Average Orig LTV(%) | Weighted Average FICO | Full Doc (%) | ARM (%) |
|---|---|---|---|---|---|---|---|---|
| Adj Rate Mortgage | 430 | $105,837,647.95 | 79.85% | 8.324% | 82.29% | 640 | 37.08% | 100.00% |
| Fixed Rate Mortgage | 363 | $26,702,592.03 | 20.15% | 10.537% | 94.66% | 636 | 49.89% | 0.00% |
| **Total** | **793** | **$132,540,239.98** | **100.00%** | **8.770%** | **84.78%** | **639** | **39.66%** | **79.85%** |

| Gross Margin (%) | # of Loans | Current Principal Balance($) | Pct by Curr Prin Bal(%) | Weighted Average Gross Coupon(%) | Weighted Average Orig LTV(%) | Weighted Average FICO | Full Doc (%) | ARM (%) |
|---|---|---|---|---|---|---|---|---|
| <= 4.999 | 14 | $3,879,647.81 | 3.67% | 6.521% | 78.47% | 694 | 98.25% | 100.00% |
| 5.000—5.999 | 92 | $27,963,717.30 | 26.42% | 7.765% | 80.43% | 647 | 55.31% | 100.00% |
| 6.000—6.999 | 211 | $54,870,701.01 | 51.84% | 8.345% | 82.46% | 643 | 21.44% | 100.00% |
| >= 7.000 | 113 | $19,123,581.83 | 18.07% | 9.449% | 85.29% | 613 | 42.88% | 100.00% |
| **Total** | **430** | **$105,837,647.95** | **100.00%** | **8.324%** | **82.29%** | **640** | **37.08%** | **100.00%** |

| Minimum Interest Rate (%) | # of Loans | Current Principal Balance($) | Pct by Curr Prin Bal(%) | Weighted Average Gross Coupon(%) | Weighted Average Orig LTV(%) | Weighted Average FICO | Full Doc (%) | ARM (%) |
|---|---|---|---|---|---|---|---|---|
| <= 4.999 | 2 | $506,471.85 | 0.48% | 6.782% | 80.42% | 662 | 86.57% | 100.00% |
| 5.000—5.499 | 1 | $354,552.49 | 0.33% | 7.100% | 80.00% | 597 | 100.00% | 100.00% |
| 5.500—5.999 | 7 | $1,558,421.75 | 1.47% | 7.487% | 80.00% | 645 | 51.92% | 100.00% |
| 6.000—6.499 | 16 | $4,962,256.17 | 4.69% | 7.376% | 78.43% | 675 | 58.47% | 100.00% |
| 6.500—6.999 | 15 | $3,227,483.62 | 3.05% | 7.327% | 82.19% | 661 | 65.10% | 100.00% |
| 7.000—7.499 | 34 | $10,824,330.71 | 10.23% | 7.345% | 81.14% | 650 | 67.17% | 100.00% |
| 7.500—7.999 | 80 | $25,730,486.10 | 24.31% | 7.755% | 80.79% | 652 | 36.83% | 100.00% |
| 8.000—8.499 | 82 | $19,642,893.74 | 18.56% | 8.272% | 80.48% | 648 | 21.12% | 100.00% |
| 8.500—8.999 | 87 | $21,016,195.24 | 19.86% | 8.731% | 83.80% | 634 | 24.12% | 100.00% |
| 9.000—9.499 | 23 | $5,028,197.02 | 4.75% | 9.281% | 86.04% | 629 | 19.70% | 100.00% |
| 9.500—9.999 | 27 | $6,612,214.81 | 6.25% | 9.717% | 86.42% | 605 | 23.59% | 100.00% |
| 10.000—10.499 | 24 | $2,748,287.40 | 2.60% | 10.188% | 82.84% | 585 | 53.23% | 100.00% |
| 10.500—10.999 | 22 | $2,841,519.00 | 2.68% | 10.672% | 91.68% | 592 | 67.37% | 100.00% |
| 11.000—11.499 | 7 | $617,345.43 | 0.58% | 11.184% | 89.97% | 555 | 100.00% | 100.00% |
| 11.500—11.999 | 2 | $100,853.58 | 0.10% | 11.561% | 75.85% | 551 | 59.43% | 100.00% |
| 12.000—12.499 | 1 | $66,139.04 | 0.06% | 12.300% | 95.00% | 543 | 100.00% | 100.00% |
| **Total** | **430** | **$105,837,647.95** | **100.00%** | **8.324%** | **82.29%** | **640** | **37.08%** | **100.00%** |

| Maximum Interest Rate (%) | # of Loans | Current Principal Balance($) | Pct by Curr Prin Bal(%) | Weighted Average Gross Coupon(%) | Weighted Average Orig LTV(%) | Weighted Average FICO | Full Doc (%) | ARM (%) |
|---|---|---|---|---|---|---|---|---|
| 11.000—11.499 | 1 | $427,179.55 | 0.40% | 6.200% | 80.00% | 696 | 100.00% | 100.00% |
| 11.500—11.999 | 1 | $98,954.56 | 0.09% | 8.450% | 80.00% | 630 | 0.00% | 100.00% |
| 12.000—12.499 | 6 | $1,816,647.69 | 1.72% | 6.615% | 79.21% | 701 | 94.22% | 100.00% |
| 12.500—12.999 | 14 | $3,352,839.68 | 3.17% | 6.957% | 80.34% | 651 | 77.45% | 100.00% |
| 13.000—13.499 | 23 | $6,856,923.50 | 6.48% | 7.452% | 79.94% | 633 | 74.10% | 100.00% |
| 13.500—13.999 | 51 | $13,855,262.91 | 13.09% | 7.768% | 81.23% | 650 | 39.85% | 100.00% |
| 14.000—14.499 | 85 | $21,674,912.53 | 20.48% | 7.979% | 80.42% | 655 | 30.09% | 100.00% |
| 14.500—14.999 | 101 | $26,388,492.54 | 24.93% | 8.285% | 82.24% | 646 | 28.30% | 100.00% |
| 15.000—15.499 | 35 | $10,569,548.89 | 9.99% | 8.622% | 83.05% | 642 | 23.01% | 100.00% |
| 15.500—15.999 | 39 | $10,370,720.86 | 9.80% | 9.096% | 84.52% | 622 | 22.60% | 100.00% |
| 16.000—16.499 | 26 | $3,357,259.18 | 3.17% | 9.878% | 81.62% | 585 | 58.51% | 100.00% |
| 16.500—16.999 | 28 | $4,238,658.22 | 4.00% | 10.131% | 89.55% | 601 | 29.50% | 100.00% |
| 17.000—17.499 | 10 | $1,178,736.24 | 1.11% | 10.615% | 90.64% | 567 | 50.02% | 100.00% |
| 17.500—17.999 | 7 | $1,457,159.55 | 1.38% | 10.673% | 92.69% | 591 | 78.18% | 100.00% |
| 18.000—18.499 | 2 | $134,410.11 | 0.13% | 11.830% | 92.46% | 557 | 100.00% | 100.00% |
| 18.500—18.999 | 1 | $59,941.94 | 0.06% | 11.500% | 80.00% | 539 | 100.00% | 100.00% |
| **Total** | **430** | **$105,837,647.95** | **100.00%** | **8.324%** | **82.29%** | **640** | **37.08%** | **100.00%** |

| Initial Periodic Cap (%) | # of Loans | Current Principal Balance($) | Pct by Curr Prin Bal(%) | Weighted Average Gross Coupon(%) | Weighted Average Orig LTV(%) | Weighted Average FICO | Full Doc (%) | ARM (%) |
|---|---|---|---|---|---|---|---|---|
| 1.000 | 1 | $76,000.00 | 0.07% | 7.500% | 80.00% | 722 | 0.00% | 100.00% |
| 2.000 | 14 | $3,742,176.68 | 3.54% | 8.031% | 84.40% | 652 | 26.73% | 100.00% |
| 3.000 | 415 | $102,019,471.27 | 96.39% | 8.336% | 82.21% | 640 | 37.48% | 100.00% |
| **Total** | **430** | **$105,837,647.95** | **100.00%** | **8.324%** | **82.29%** | **640** | **37.08%** | **100.00%** |

| Subsequent Periodic Cap (%) | # of Loans | Current Principal Balance($) | Pct by Curr Prin Bal(%) | Weighted Average Gross Coupon(%) | Weighted Average Orig LTV(%) | Weighted Average FICO | Full Doc (%) | ARM (%) |
|---|---|---|---|---|---|---|---|---|
| 1.000 | 407 | $101,435,059.71 | 95.84% | 8.304% | 82.27% | 641 | 36.79% | 100.00% |
| 1.500 | 23 | $4,402,588.24 | 4.16% | 8.794% | 82.73% | 629 | 43.67% | 100.00% |
| **Total** | **430** | **$105,837,647.95** | **100.00%** | **8.324%** | **82.29%** | **640** | **37.08%** | **100.00%** |

| Next Rate Change Date | # of Loans | Current Principal Balance($) | Pct by Curr Prin Bal(%) | Weighted Average Gross Coupon(%) | Weighted Average Orig LTV(%) | Weighted Average FICO | Full Doc (%) | ARM (%) |
|---|---|---|---|---|---|---|---|---|
| 9/1/2007 | 1 | $271,816.40 | 0.26% | 8.850% | 80.00% | 628 | 0.00% | 100.00% |
| 4/1/2008 | 3 | $1,064,731.16 | 1.01% | 8.426% | 83.03% | 595 | 46.36% | 100.00% |
| 5/1/2008 | 2 | $771,220.40 | 0.73% | 8.203% | 87.23% | 617 | 0.00% | 100.00% |
| 6/1/2008 | 12 | $3,326,041.15 | 3.14% | 8.757% | 81.84% | 604 | 28.38% | 100.00% |
| 7/1/2008 | 30 | $7,260,649.15 | 6.86% | 8.390% | 81.40% | 627 | 48.61% | 100.00% |
| 8/1/2008 | 95 | $24,155,334.67 | 22.82% | 8.246% | 82.81% | 650 | 28.53% | 100.00% |
| 9/1/2008 | 214 | $44,371,468.52 | 41.92% | 8.385% | 81.44% | 642 | 43.60% | 100.00% |
| 10/1/2008 | 40 | $15,051,240.71 | 14.22% | 8.333% | 83.20% | 637 | 28.32% | 100.00% |
| 5/1/2009 | 1 | $565,446.16 | 0.53% | 6.950% | 90.00% | 637 | 0.00% | 100.00% |
| 7/1/2009 | 1 | $270,389.92 | 0.26% | 7.750% | 80.00% | 669 | 0.00% | 100.00% |
| 8/1/2009 | 11 | $3,227,247.24 | 3.05% | 7.958% | 86.60% | 638 | 39.46% | 100.00% |
| 9/1/2009 | 9 | $2,883,593.99 | 2.72% | 8.393% | 82.19% | 656 | 17.91% | 100.00% |
| 7/1/2011 | 1 | $493,723.66 | 0.47% | 7.490% | 90.00% | 619 | 100.00% | 100.00% |
| 8/1/2011 | 2 | $490,215.83 | 0.46% | 8.532% | 79.87% | 602 | 36.51% | 100.00% |
| 9/1/2011 | 5 | $725,228.90 | 0.69% | 8.138% | 80.64% | 659 | 64.52% | 100.00% |
| 9/1/2016 | 3 | $909,300.09 | 0.86% | 7.614% | 78.13% | 630 | 92.52% | 100.00% |
| **Total** | **430** | **$105,837,647.95** | **100.00%** | **8.324%** | **82.29%** | **640** | **37.08%** | **100.00%** |

| Location | # of Loans | Current Principal Balance($) | Pct by Curr Prin Bal(%) | Weighted Average Gross Coupon(%) | Weighted Average Orig LTV(%) | Weighted Average FICO | Full Doc (%) | ARM (%) |
|---|---|---|---|---|---|---|---|---|
| Arizona | 20 | $3,554,153.57 | 2.68% | 8.881% | 83.14% | 634 | 28.94% | 82.45% |
| Arkansas | 7 | $407,129.71 | 0.31% | 8.597% | 85.67% | 658 | 78.77% | 71.66% |
| California | 160 | $41,965,947.67 | 31.66% | 8.525% | 85.59% | 644 | 46.13% | 75.55% |
| Colorado | 17 | $1,088,993.46 | 0.82% | 10.387% | 91.68% | 620 | 65.43% | 42.18% |
| Connecticut | 1 | $25,858.88 | 0.02% | 12.150% | 100.00% | 635 | 0.00% | 0.00% |
| Florida | 121 | $22,579,132.57 | 17.04% | 8.915% | 85.59% | 634 | 24.59% | 85.99% |
| Georgia | 18 | $2,001,626.58 | 1.51% | 8.362% | 83.05% | 641 | 43.35% | 83.27% |
| Hawaii | 1 | $375,000.00 | 0.28% | 8.350% | 62.29% | 585 | 0.00% | 100.00% |
| Illinois | 45 | $8,190,585.39 | 6.18% | 8.666% | 83.09% | 671 | 15.59% | 88.35% |
| Indiana | 6 | $364,305.37 | 0.27% | 10.397% | 85.53% | 580 | 100.00% | 82.44% |
| Iowa | 2 | $136,522.85 | 0.10% | 10.683% | 90.00% | 566 | 100.00% | 100.00% |
| Kansas | 5 | $448,876.78 | 0.34% | 10.100% | 85.81% | 589 | 90.16% | 73.84% |
| Kentucky | 9 | $710,570.90 | 0.54% | 8.640% | 81.95% | 658 | 100.00% | 67.17% |
| Louisiana | 1 | $74,833.33 | 0.06% | 10.930% | 44.12% | 527 | 100.00% | 100.00% |
| Maryland | 11 | $2,250,501.94 | 1.70% | 8.410% | 81.30% | 633 | 67.10% | 81.05% |
| Massachusetts | 3 | $252,646.06 | 0.19% | 10.370% | 98.77% | 652 | 24.11% | 0.00% |
| Michigan | 15 | $1,139,867.99 | 0.86% | 9.444% | 87.48% | 639 | 71.71% | 82.25% |
| Minnesota | 1 | $17,977.64 | 0.01% | 10.350% | 100.00% | 618 | 100.00% | 0.00% |
| Mississippi | 3 | $239,621.58 | 0.18% | 10.411% | 87.50% | 552 | 100.00% | 100.00% |
| Missouri | 20 | $1,886,306.83 | 1.42% | 9.282% | 80.78% | 625 | 40.08% | 84.02% |
| Nevada | 28 | $4,307,140.21 | 3.25% | 9.154% | 84.62% | 633 | 27.82% | 69.02% |
| New Jersey | 13 | $2,996,218.28 | 2.26% | 8.899% | 91.15% | 681 | 12.66% | 85.51% |
| New Mexico | 1 | $92,687.03 | 0.07% | 10.950% | 95.00% | 681 | 0.00% | 0.00% |
| New York | 33 | $10,087,994.35 | 7.61% | 8.633% | 81.87% | 639 | 10.62% | 88.02% |
| North Carolina | 21 | $2,203,646.39 | 1.66% | 8.935% | 79.59% | 605 | 63.46% | 77.51% |
| Ohio | 47 | $4,091,196.60 | 3.09% | 9.141% | 87.66% | 635 | 48.39% | 74.45% |
| Oklahoma | 12 | $976,225.04 | 0.74% | 9.494% | 83.83% | 604 | 85.53% | 80.20% |
| Oregon | 10 | $2,160,827.38 | 1.63% | 7.838% | 83.44% | 646 | 62.62% | 89.26% |
| Pennsylvania | 26 | $2,188,812.34 | 1.65% | 9.046% | 84.55% | 620 | 61.75% | 78.58% |
| South Carolina | 9 | $566,495.25 | 0.43% | 9.696% | 90.30% | 602 | 91.29% | 72.81% |
| Tennessee | 12 | $1,547,719.69 | 1.17% | 8.803% | 82.85% | 625 | 65.56% | 93.23% |
| Texas | 82 | $8,334,547.35 | 6.29% | 9.038% | 84.98% | 629 | 51.81% | 74.43% |
| Utah | 5 | $821,515.52 | 0.62% | 8.200% | 81.18% | 647 | 23.24% | 94.10% |
| Virginia | 17 | $3,118,506.37 | 2.35% | 8.337% | 82.71% | 660 | 61.26% | 74.11% |
| Washington | 9 | $1,233,208.26 | 0.93% | 8.964% | 86.65% | 613 | 59.16% | 82.61% |
| West Virginia | 2 | $103,040.82 | 0.08% | 9.916% | 100.00% | 631 | 100.00% | 87.12% |
| **Total** | **793** | **$132,540,239.98** | **100.00%** | **8.770%** | **84.78%** | **639** | **39.66%** | **79.85%** |